UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Loan Automatic LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

01/22/2020

Physical Address of Issuer:

1216 Hartford Turnpike, Suite D, Vernon, CT 06066

Website of Issuer:

https://www.automaticusa.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay the Intermediary a cash fee of (i) six percent (6%) of amounts raised in the offering up to and including $2,000,000.00, and (ii) four percent (4%) of amounts raised between $2,000,000.01 and $2,400,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$2,400,000

Deadline to reach the Target Offering Amount:

December 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$879,721	$695,184
Cash & Cash Equivalents	$11,845	$382,108
Accounts Receivable	$0	$0
Short-term Debt	$116,665	$85,508
Long-term Debt	$1,693,686	$600,099
Revenue/Sales[1]	$40,798	$32,808
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($940,207)	($53,088)

1. This category is represented as "Transaction Fee Income, related party" in the Financial Statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



Loan Automatic LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i
THE OFFERING AND THE SECURITIES 1
    The Offering 1
    The Deal Page 2
    The Securities 3
COMMISSION AND FEES 6
    Other Compensation 6
RISK FACTORS 6
    Risks Related to the Company's Business and Industry 6
    Risks Related to the Offering 10
    Risks Related to the Securities 11
    Description of the Business 14
    Business Plan 14
    The Company's Products and/or Services 15
    Competition 15
    Customer Base 15
    Intellectual Property 15
    Governmental/Regulatory Approval and Compliance 16
    Litigation 16
USE OF PROCEEDS 16
MANAGERS, OFFICERS, DIRECTORS, AND KEY PERSONS 17
    Biographical Information 18
    Indemnification 19
CAPITALIZATION, DEBT AND OWNERSHIP 20
    Capitalization 20
    Outstanding Debt 20
    Ownership 21
FINANCIAL INFORMATION 21
    Cash and Cash Equivalents 21
    Liquidity and Capital Resources 21
    Capital Expenditures and Other Obligations 21
    Valuation 21
    Material Changes and Other Information 22
    Previous Offerings of Securities 22
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 22
TAX MATTERS 23
LEGAL MATTERS 23
ADDITIONAL INFORMATION 24

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

Loan Automatic LLC (the "Company") is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $2,400,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $500 and the Maximum Individual Subscription Amount is $500,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2022 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Disclosures relative to the Offering

1. The Company has no intention of conducting a merger or acquisition transaction (an "**M&A Transaction**") prior to the closing of its Reg. CF offering.

2. The Company affirms that it will not conduct an M&A Transaction prior to the closing of its Reg. CF offering.

3. The Company has no outstanding indications of interest relating to an M&A transaction.

4. The Company has no letters of interest (LOI) relating to an M&A transaction.

5. The Company affirms it will not enter into a LOI during its Reg. CF offering.

6. To the extent Nos. 1-5 above are breached, the Company affirms it will immediately contact compliance@republic.co and dealops@republic.co indicating so, and OpenDeal Portal LLC reserves the right to pull its Reg. CF offering without notice.

7. The Company has sufficient cash-on-hand to maintain solvency throughout its Reg. CF offering and will provide proof of said cash-on-hand upon request. At a minimum, proof of funds must demonstrate four (4) months of cash-on-hand to support operations.

8. The Company affirms it understands that, as a limited liability company, it will be responsible for delivering Schedules K-1 to any investors if and when the SAFEs convert. It also has the option to convert to a corporation and avoid K-1 obligations.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/automatic (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties resulting in gross proceeds to the Company of not less than $2,500,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of the securities issued in said Equity Financing, at the option of the Company.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $20,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding Class A Units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity securities, but excluding (i) Class A Units reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity securities (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of equity securities of the Company equal to the Subscription Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of Company equity securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) equity securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity securities (other than equity securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity securities of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity securities of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of equity securities of the most recently issued equity securities equal to the Subscription Amount divided by the First Equity Financing Price. Equity securities granted in connection therewith shall have the same liquidation rights and preferences as the equity securities issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of managers (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity securities, as determined in good faith by the Company's board of managers (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred equity securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Class A Units as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Class A Units upon a Dissolution Event and (iii) all holders of Class A Units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Class A Units to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place equity securities received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Class A Units authorized to issue upon the conversion of the Securities, because the amount of Class A Units to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the offering, the issuer shall pay the Intermediary a cash fee of (i) six percent (6%) of amounts raised in the offering up to and including $2,000,000.01, and (ii) four percent (4%) of amounts raised between $2,000,000.01 and $2,400,000.00.

Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected. Lingering impacts of a semiconductor chip shortage have depleted dealer inventory lots to historic lows, leading to higher prices and few deals. J.D. Power reports about 89% of new vehicles bought by customers are selling near or above the sticker price. That compares with 12% in December 2019. Dealer lots and deals both reached record lows this year due to the parts shortage and there's still really no end in sight for 2022, according to industry analysts. For the entire industry, analysts expect improved access to semiconductors and increased vehicle production this year. Edmunds predicts 15.5 million vehicles will be sold in 2022 and RBC Capital Markets analyst Joe Spak sees 15.8 million as output ramps up.

It was certainly news in the summer of 2021 when the average price for a new car crossed over the $40,000 threshold, but now that it's 2022, car shoppers would probably love to see those numbers on their car's sticker. That's because the average new car price in the U.S. in December rose to $47,077.

The new average was noted by Kelley Blue Book, which also calculated an amazingly rapid rate of increase for car prices for the past three years. The average price rose just under $1,800 in 2019, then just over $3,301 in 2020, and then an incredible $6,220 in 2021.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place equity securities received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Class B Units, Investors would directly or beneficially receive securities in the form of Class B-CF Units and such units would be required to be subject to the terms of the Securities that allows a designee to vote their Class B-CF Units consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place equity securities received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred equity securities, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


BUSINESS


Description of the Business

Loan Automatic LLC (the "Company") is a FinTech platform that connects used auto dealers with accredited and institutional investors to make the financing experience more efficient and transparent. The Company's software creates a single marketplace with trusted data, where all transactions can happen in one place. Lenders funnel their deals into one platform, where they can obtain all necessary F&I products. They are connected to additional vendors through API connections and incentivized for committing actions that produce quality deal flow. All data is normalized for investors interested in trusted investment opportunities. In this marketplace, a portal is also made available to the various investors, interested in quality yield.

Business Plan

The auto purchasing industry operates in a highly inefficient fashion with manual workflows, disparate providers, as well as siloed and inaccurate data. The Company's software creates a single marketplace with trusted data, where auto financing transactions can happen in one place. Dealerships funnel their deals into the Company, where they can obtain financing and all other necessary F&I products from the Company's network of financial institutions and vendors. Dealerships are connected to additional vendors through API connections and incentivized for committing actions that produce quality deal flow. All data is normalized for investors interested in trusted investment opportunities. In this marketplace, a portal is also made available to the various investors, interested in quality yield.

The Company has signed key industry players, including but not limited to several F&I partners, dealer-management systems, floor-planning companies, and service contract & GAP Waiver providers to the platform. The Company has focused on user experience (UX) in order to make the process of submitting a loan both seamless and engaging. Supplementary features, such as credit run capabilities, titling services and document generation, are made available for all parties in the transaction. The Company is executing on its roadmap of automating, and centralizing the "over the phone" application and the negotiating cycle to be in-app. This allows dealers to adjust loan terms - against key LTV metrics - tailored to the collateral and borrower risk profile.

The Company's Products and/or Services

Product / Service	Description	Current Market
FinTech platform	**Connecting used auto dealers with accredited and institutional investors**	**Independent Used Auto Dealerships**

Competition

The Company's differentiators are: 1) expansive integrations with vendors/products across the automobile purchase lifecycle which were previously siloed; 2) superior workflow and UX in an industry that mired in manual processes and disjointed applications; 3) normalized data and confidence in collateral to cut down on industry fraud and increase trust in business; and 4) end-to-end financial solution primed for "no-touch" environment that increases dealer financing option while also provides investment opportunities for investors in a zero yield environment. .

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known National competitors.

Customer Base

The total addressable market for the Company extends beyond the independent dealership (ID) space. The Company has targeted IDs as its initial market, because of the inefficiencies, technology gap, and revenue opportunities that exist in the space. In particular, the mid-class ID is the sweet spot for the Company. Over 50% of these midsize dealers have a lot size less than 25,000 sq feet, and have 1 to 2 store locations (as per NIADA 2020 report). Close to 90% of these independent dealers have cars with sales prices in the range of $5,000-$15,000 (average). About 20% sell between 101-250 units, with another 20% selling between 251-400 and about 15% selling between 401-550. The Company also has plans to access franchise dealerships and Credit Union declines.

Supply Chain

N/A

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90463672	US Trademark	Word & Design Service Mark for "Automatic"	1/13/2021	Application under examination	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or, to the knowledge of Company management, threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	5.67%	$136,000
Product Development and Staffing	85%	$21,250	85%	$2,040,000
Miscellaneous Expenses	9%	$2,250	9.33%	$224,000
Total	**100%**	**$25,000**	**100%**	**$2,400,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

The Company intends to invest heavily in Product Development and Staffing by focusing on direct dealer incentives and optimizing key platform integrations.

MANAGERS, OFFICERS, DIRECTORS, AND KEY PERSONS

The managers, officers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Eric Burney	Founder, CEO and Manager	**Founder, CEO and Manager-Loan Automatic LLC 2020-Present** Responsible for fundraising, business development, corporate vision, strategy and day to day operations. **Portfolio Manager-Preferred Auto Finance 2019 to 2020** Responsible for packaging and sales of auto loans to various financial institutions, banks and credit unions.	B.A.in Business Management - Franklin Pierce University '02
Max Kane	Founder, CFO and Manager	**Founder, CFO and Manager – Loan Automatic LLC 2020-Present** Responsible for overseeing financial operations, reporting, and strategic plans for financial health of the Company. **Co-Founder and CEO AXP, Inc. 2019-2020** Responsible for business development, corporate vision, strategy and day to day operations.	B.S in Political Science Florida State University '91
John Liu	Founder and Manager	**Founder and Manager- Loan Automatic LLC 2020-Present** Responsible for fintech compliance, technology, product development and product strategy. **Self-Employed-Web3 Product Advisor** Head of strategy and new product development.	B.S.E in Civil and Environmental Engineering- University of Michigan '00 M.S.E in Environmental Water Resources Engineering- '01
Alex Egan	Founder and Manager	**Founder and Manager Loan Automatic LLC 2020-Present** Responsible for marketing/sales, branding, lead generation and client management. **Creative Director – ShareEstates 2019 – 2022** Responsible for visual construction and infrastructural design of the	B.S. Design & Environmental Analysis- Cornell University '13

		initial lending and investing software.	
RJ Fiondella	Director of Investor Relations	**Director of Investor Relations Loan Automatic LLC- 2020-Present** Responsible for management of communications between the Company, its investors, and the investment community. **Avon Old Farms-Alumni Relations Manager-2019-2022** Responsible for contacting alumni for donations and support.	B.S. in Psychology-Providence College '16 MBA- Providence College '18

Biographical Information

Eric Burney

Prior to founding the Company, Eric Burney was a portfolio manager for Preferred Auto Finance ("PAF") from 2002 to 2009. While at Preferred Auto Finance, Eric's responsibilities included packaging and sales of auto loans to various financial institutions, banks and credit unions. After PAF, Eric worked with Ideal Financial Services to facilitate loan participation and the selling of portfolios into the ABS secondary market.

Eric currently lives in Tolland, CT with his wife, Danielle, and his two children. Eric studied business management at Franklin Pierce University, where he graduated in 2002.

Max Kane

For over twenty years, Max Kane was immersed in the financial end of the mortgage banking industry. His experience includes all aspects of the "back end" of the business, including analyzing and focusing on the financial health of the company as it relates to operations and advancing technology.

Max worked his way up the accounting ladder to the position of Controller at a NY based Mortgage Bank that was closing $2-2.5B in annual volume. Max then joined Sterling National Mortgage Company, a wholly owned subsidiary of Sterling Bancorp (NYSE: STL) as Vice President of Finance. After Sterling, and subsequent to becoming CFO of a NY-based mortgage bank closing $5B in annual volume at its peak, Max then launched Mortgage Source LLC ("MS") as co-owner and CFO. Max orchestrated a merger between MS and Associated Mortgage Bankers ("AMB") during a critical time in the mortgage arena where many companies were struggling for survival. As owner and CFO of AMB, Max and several other officers worked with Deutsche Bank to enhance the forward space and American Advisors Group ("AAG") to grow the reverse space. Over the years, Max's responsibilities have included working with senior level management on strategic planning, forecasting and corporate finance.

Max graduated from Florida State University with a Bachelor's Degree in Political Science with a minor in Business & Economics. Max furthered his education by obtaining an Accounting Degree from Hofstra University.

John Liu

John Liu has 20 years of experience in the financial services sector, both within investment companies and leading product organizations. Using his skillset combination of finance, technology, product and strategy, John has served as an advisor for various startups across multiple industries and is an accomplished author and speaker.

Starting as an analyst for Barclays in 2001, John joined a small team driving the electronic trading of futures and took over product development and business support at a crucial time when the industry transitioned from open-out-cry to electronic trading.

From there, John joined Artesian in 2004, an Australian hedge fund, and built out their risk and order management system, while increasing his trading expertise in complex bond, credit derivative, and equity option relative value trades. After becoming a senior portfolio manager with full discretion on exposure in excess of $1 billion, he joined King Street in 2009, a $20 billion credit fund, as a credit product specialist. He then joined Capstone in 2011, a $2 billion volatility fund, to lead the fund's trading strategy in credit volatility arbitrage where he managed $1 billion in cross-asset exposure. In 2013, John joined Novus, an analytics platform servicing top asset managers and allocators, to build out their fixed- income analytics product, and was subsequently named head of Novus' trading analytics and exposure products. After Novus, John joined ONEaccess, a bank-consortium backed company, in 2015 as Chief Product Officer and Co-Founder, which had a successful acquisition by Visible Alpha one year later. At Visible Alpha, John was Head of Enterprise products and after successfully growing the product offering to account for 50% of the company's revenues, he left to join Fusion, a blockchain protocol, as an independent advisor. There, he headed up product and strategic partnerships, participating in various interviews, lectures, seminars for private and public entities, while building out the product offering. John also currently leads WeDeFi, a digital finance company, and advises at various startups.

Alex Egan

Alex Egan is a seasoned professional with 10+ years of marketing strategy and design experience in several sectors. Recognized for demonstrating a natural aptitude for leading operations and strategy development efforts (related to company growth), as well as for collaborating with cross-functional teams and orchestrating effective campaigns, Alex has a verifiable history of contributing directly to company growth and expansion throughout his career.

Professional focal points include strategic planning in marketing/sales, creative leadership, infrastructure design, product design, user engagement, lead generation, account acquisition, cross-functional team leadership, complex problem-solving, client relationship management, and project management. Delivering superior administration on the latter areas of expertise requires utilization of effective communication skills, negotiation skills, as well as professional acumen, strategy development, process optimization and resource management to support efficiency and maximum returns.

Currently, Alex is the Creative Director with ShareEstates, where Alex helped pioneer the ground-up visual construction and infrastructural design of the initial lending and investing software. Alex has also innovated lead generation strategies and effective marketing materials. In addition, Alex liaises with senior leadership, stakeholders, and cross-functional teams to ensure the company's marketing support structure is driving the business forward with minimal expenditures.

Colleagues describe him as a progressive, driven, down-to-earth, marketing and brand expert who can be relied on to offer superior solutions that deliver profitable results on time and under budget.

Robert "RJ" Fiondella

RJ Fiondella joins the Company team with extensive experience in the institutional fundraising world. RJ worked for Providence College in their Office of Athletic Development from 2012-2016 and then was a Graduate Assistant in the Office of Institutional Advancement from 2016-2018. RJ then had the opportunity to move back to his high school, Avon Old Farms. RJ was on staff to finish a $50 million campaign and rejuvenated a defunct Class Ambassador program. Through his previous work experience, RJ has amassed an impressive rolodex that he brings to the Company. RJ has already connected the company with several debt and equity investors.

RJ graduated from Providence College in 2016, with a BA in Psychology. He then earned an MBA in Finance from Providence College in 2018. RJ lives in Farmington, CT and is excited to build a Connecticut headquartered company. RJ is also very close to Amy's Angels where he has been a Development Committee volunteer since 2013. Amy's Angels is a CT based 501(c) 3 that grants financial support to those dealing with serious illness or injury. In 2020, Amy's Angels surpassed $2 Million in direct support.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's equity securities consist of 1,000,000 issued and outstanding Class A Units (the "**Class A Units**"). There is no limit on the authorized number of Class A Units. At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,025,000 Class A Units will be issued and outstanding.

Outstanding Equity Securities

As of the date of this Form C, the Company's outstanding equity securities consist of:

Type	Class A Units
Amount Outstanding	1,000,000
Par Value Per Unit	N/A
Voting Rights	1 vote per Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE
Amount Outstanding at December 31, 2021	$1,693,686
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Minimum target number of securities – 50,000. Price per security - $1.00 Maximum offering amount - $1,070,000 (subsequently increased to $5,000,000).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.2%

Outstanding Debt

As of the date of this Form C, the Company has no other outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Anchored Financial LLC Eric Burney (100% Owner and sole Manager)	244,182 Class A Units	24.42%
Mammoth Advisors LLC Max Kane (100% Owner and sole Manager)	237,497 Class A Units	23.75%
10X Capital	200,000 Class A Units	20.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 31, 2022, the Company had an aggregate of $147,765 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to the Company's operations. The Company plans to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of its business strategy.

The Company currently does not have any additional outside source of capital other results of operations and the proceed from the Offering.

Capital Expenditures and Other Obligations

Except as otherwise provided in the section titled "*Use of Proceeds*," the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company. The price of the Securities was established by 10X Capital and using GMV calculations, the standard for e-commerce marketplaces, such as the Company.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

N/A

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Simple Agreement for Future Equity	$1,377,416	102,889	49% Product and Key Hires 25% Loan Program 9% Business Development 9% Marketing 8% Operations	November 11, 2020	Reg CF
Simple Agreement for Future Equity	$316,270	10,793	49% Product and Key Hires 25% Loan Program 9% Business Development 9% Marketing 8% Operations	November 11, 2020	Reg D, Section 506(c)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

For the year ended December 31, 2021, the Company's transaction fee income and corresponding accounts receivable were derived solely from Anchored Finance, LLC, a Connecticut limited liability company ("**Anchored**"), ninety-five (95%) percent of which is owned by Eric Burney, the Company's Chief Executive Officer. Anchored was used as an incubator during the development of the Company's Fintech platform. During 2021, Anchored advanced the

Company $79,192 for working capital purposes. The advance is payable upon demand from Anchored and does not provide for the payment of interest.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.automaticusa.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LOAN AUTOMATIC LLC

By *Eric J Burney*
Eric J Burney (Sep 19, 2022 13:59 EDT)
_____
(Signature)

Eric Burney
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Eric J Burney
Eric J Burney (Sep 19, 2022 13:59 EDT)
_____
(Signature)

Eric Burney
_____
(Name)

Manager and CEO
_____
(Title)

Sep 19, 2022
_____
(Date)

Max Kane
Max Kane (Sep 19, 2022 17:05 EDT)
_____
(Signature)

Max Kane
_____
(Name)

Manager and CFO
_____
(Title)

Sep 19, 2022
_____
(Date)

John (Sep 19, 2022 17:38 EDT)

_____

(Signature)

John Liu
_____

(Name)

Manager
_____

(Title)

Sep 19, 2022
_____

(Date)

Alexander Egan (Sep 19, 2022 17:07 EDT)

_____

(Signature)

Alex Egan
_____

(Name)

Manager
_____

(Title)

Sep 19, 2022
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

LOAN AUTOMATIC, LLC

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE PERIOD FROM INCEPTION
(JANUARY 22, 2020) TO DECEMBER 31, 2020

LOAN AUTOMATIC, LLC

CONTENTS

Independent Auditor's Report   1-2

Financial Statements

    Balance Sheet   3

    Statement of Operations   4

    Statement of Changes in Members' Equity   5

    Statement of Cash Flows   6

    Schedule of Selling, General and Administrative Expenses   7

    Notes to Financial Statements   8-13



ACQUAVELLA, CHIARELLI, SHUSTER, LLP
Certified Public Accountants and Advisors

517 Route One, Iselin, NJ 08830
732.855.9600
One Penn Plaza, 36th Floor, New York, NY 10119
212.867.1319
www.acsaccounting.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Loan Automatic, LLC
Vernon, Connecticut

Report on the Audit of the Financial Statements

We have audited the financial statements of **Loan Automatic, LLC** (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in members' equity, and cash flows for the period from inception (January 22, 2020) to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Loan Automatic, LLC** as of December 31, 2020, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, LLP

Iselin, New Jersey
May 14, 2021

LOAN AUTOMATIC, LLC

BALANCE SHEET

		December 31, 2020
ASSETS		
Current assets:		
Cash	$	382,108
Non current assets:		
Due from related party		32,808
Other assets		5,188
Total non current assets		37,996
Intangible assets:		
Internally developed software		275,080
Total assets	$	695,184
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	10,508
Advance for internally developed software		25,000
Note payable, current		50,000
Total current liabilities		85,508
Simple agreement for future equity		600,099
Total liabilities		685,607
Members' equity		9,577
Total liabilities and members' equity	$	695,184

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF OPERATIONS

	For the Period from Inception (January 22, 2020) to December 31, 2020	
Transaction fee income	$	32,808
Operating expenses		
Selling, general and administrative expenses		85,896
Net loss	$	(53,088)

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	For the Period from Inception (January 22, 2020) to December 31, 2020
Balance, January 22, 2020	$ -
Capital contribution from members	62,665
Net loss	(53,088)
Balance, December 31, 2020	$ 9,577

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF CASH FLOWS

For the period from Inception (January 22, 2020) to December 31, 2020

Cash flows from operating activities:		
Net loss	$	(53,088)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts payable and accrued expenses		10,508
Other assets		(5,188)
Net cash used in by operating activities		(47,768)
Cash flows used in investing activities:		
Capitalized cost of internally developed software		(275,080)
Cash flows from financing activities:		
Capital contributions from members		62,665
Due from related party		(32,808)
Advance for internally developed software		25,000
Proceeds from issuance of notes payable		50,000
Proceeds from issuance of SAFE (Simple Agreement for Future Equity) units		600,099
Net cash provided by financing activities		704,956
Net increase in cash		382,108
Cash, beginning of the period		-
Cash, end of the period	$	382,108

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

SCHEDUL OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the Period from Inception (January 22, 2020) to December 31, 2020
Advertising and promotion	$ 12,996
Consulting	13,250
Auto	676
Bank charges	192
Computer and internet expenses	9,219
Meals and entertainment	6,298
Office supplies	3,568
Postage	645
Professional fees	12,754
Rent	5,142
Telephone expenses	3,864
Travel	17,089
Utilities	203
	$ 85,896

The accompanying notes are an integral part of these financial statements.

For the Period from Inception (January 22, 2020) to December 31, 2020

1. Nature of Operations

Nature of Operations

Loan Automatic, LLC ("Automatic"), was organized in the State of Delaware as a limited liability company on January 22, 2020. Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. This platform is being developed in collaboration with Anchored Finance (a related entity). Automatic plans to offer a full suite of ancillary products such as warranties, servicing contracts, and insurance options that enhance the user experience and the ability to be a one-stop shop for used car financing. Currently, around 720 dealers are utilizing Automatic's platform. Automatic's vision is to deliver a market leading suite of synergistic technologies capable of revolutionizing used car financing nationwide.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates because of the uncertainty inherent in such estimates. Automatic makes significant estimates in many areas of its accounting, including but not limited to allowances, and accruals.

Cash and Cash Equivalents

For the purpose of statement of cash flows, cash and cash equivalents are highly liquid debt instruments with original maturities of three months or less. As of December 31, 2020, Automatic did not have any cash equivalents.

Impairment of Long-Lived Assets

Automatic evaluates and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. There was no impairment of long-lived assets during the period from inception (January 22, 2020) to December 31, 2020.

For the Period from Inception (January 22, 2020) to December 31, 2020

2. Summary of Significant Accounting Policies (Continued)

Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The development, testing and implementation began in 2020. Automatic complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once capitalization criteria have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized. Capitalized software costs are amortized on a straight-line basis over five years. See Note 3 – Internally Developed Software for additional information.

Revenue Recognition

Revenue is recognized when the following fundamental criteria are met:

- Persuasive evidence of an agreement exists within individual customers
- Delivery has occurred or the services have been rendered
- The fee is fixed or determinable, and
- Collection of the resulting receivable is reasonably assured

Automatic earns a transaction fee at certain basis points of loans facilitated through its fintech platform. Income is earned and recognized upon the closing of the loan.

Accounts Receivable and Credit Policy

Accounts receivable are due under the normal terms which generally range from thirty to sixty days from the invoice date. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice. There were no accounts receivable on December 31, 2020.

Advertising and Promotion

Advertising costs are expensed as incurred. Advertising expense for the period from inception (January 22, 2020) to December 31, 2020 was $12,996 and is included in the schedule of selling, general and administrative expenses.

Income Taxes

Automatic is a Limited Liability Company ("LLC") for income tax purposes. In lieu of corporate income taxes, the owners are taxed on their proportionate share of Automatic's taxable income. Accordingly, no liability for federal or state income tax and no provision for federal or state income taxes have been included in the financial statements.

2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

Automatic's business may be affected by a variety of events. These risks potentially may have a material impact on Automatic's financial position, results of operations and/or reputation. The risks are as follows:

Economic trends that affect the automotive retail industry – Economic trends that negatively affect the automotive retail industry or the indirect automotive financing industry may adversely affect Automatic's business by further reducing the amount of indirect automobile financing transactions that it earns revenue on. Purchases of new automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the cost of energy and gasoline, the availability and cost of credit, increased federal and other taxation, residential and commercial real estate markets, reductions in business and consumer confidence, stock market volatility and increased unemployment, as well as due to other factors, such as longer warranties and higher quality vehicles, which may reduce the overall number of vehicles purchased during consumers' lifetimes, disruptions in available inventories of vehicles and pricing and purchase incentives for vehicles. A reduction in the number of automobiles purchased by consumers could adversely affect Automatic's business.

Competitive market – Competition in the automotive retail technology industry is intense. The automotive retail technology industry is highly fragmented and subject to changing technologies, shifting customer needs and frequent introductions of new solutions, and is served by a variety of entities, including digital marketing companies, web-based automotive finance credit application processors, the proprietary credit application processing systems of the lender affiliates of automobile manufacturers, automotive retail sales desking providers and vehicle configuration providers. Arrival of a new low-cost alternative or a better integrated system could adversely affect Automatic's business.

Regulatory consideration – As of now, there is no regulatory requirement on the automotive retail technology industry. Automatic's performance will be impacted if in future, its activities are subject to certain regulators.

The extent of the impact of the coronavirus ("COVID-19") outbreak on operations of Automatic will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, Automatic's operations may be affected. However, Automatic does not expect that the outbreak will have a material adverse effect on operations or financial results at this time.

Adoption of Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), and all related amendments. ASC 606 supersedes most existing revenue recognition guidance. ASC 606 provides a principles-based framework for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects in exchange for the goods or services provided. It also requires enhanced disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption. For nonpublic companies the new guidance was effective for annual reporting periods beginning after December 15, 2018 and interim and annual reporting periods after those reporting periods.

2. Summary of Significant Accounting Policies (Continued)

Adoption of Accounting Pronouncements (Continued)

Revenues from product sales is recognized only when the parties to the contract have approved it and are committed to perform their respective obligation, Automatic can identify each party's rights regarding the distinct goods or services to be transferred ("performance obligations"), Automatic can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that Automatic will collect the consideration to which it is entitled in exchange for the goods or services that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which Automatic expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes. Automatic has adopted ASC 606 and all related amendments since its inception on January 22, 2020.

3. Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers and their customers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. The platform is being refactored (platform architecture and user experience) to incorporate learnings from the first year of integration and successfully scale for Automatic's future growth plans. Existing stakeholders will be migrated to the new platform once complete and new integration plans are being reprioritized until after refactor is complete. Accordingly, all costs are currently being capitalized and the amortization will begin once the software is in service.

Internally developed software consisted of the following as of December 31, 2020:

Capitalized development costs	$ 275,080

4. Advance for Internally Developed Software

Automatic has received an advance from an unrelated party for $25,000 that is to be used for the development of Automatic's internal software. In exchange for this advance, Automatic and the unrelated party agreed to enter into a revenue sharing arrangement which the terms are to be determined at a later date.

5. Note Payable

On October 6, 2020, Automatic entered into a promissory note agreement with a lender for $50,000, which bears interest at 5% annually. This note was originally due on January 6, 2021 and now has been extended for additional three months. The note now expires on April 6, 2021. Accrued interest expense of $604 is included in accounts payable and accrued expenses on the balance sheet. During January 2021, $35,000 was repaid along with the interest to the noteholder.

6.   Simple Agreement for Future Equity

During the period from inception (January 22, 2020) to December 31, 2020, Automatic issued Simple Agreement for Future Equity ("SAFE") Units. A SAFE is an instrument whereby an investor makes a cash investment in exchange for the right to certain shares of the Automatic's capital stock, subject to certain terms and events, as defined in the agreement. The types of events and the resulting conversions and/or effects are as follows:

Equity Financing Event – If there is an Equity Financing before the termination of SAFE, the SAFE will automatically convert into the number of SAFE Preferred Units equal to the Purchase Amount divided by the Conversion Price, upon initial closing of such Equity Financing.

Liquidity Event - If there is a Liquidity Event before the termination of SAFE, the SAFE will operate like a standard non-participating Preferred Unit and the investor's right to receive the Cash-Out amount will be as follows:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into units).

(ii)   On par with payments for other SAFE and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the investor and such other SAFE and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE and/or Preferred Units in proportion to the full payments that would otherwise be due.

(iii)   Senior to payments of Common Units

Dissolution Event – If there is a Dissolution Event before the termination of SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution event subject to liquidation priority described in "Liquidity Event" above.

For period from inception (January 22, 2020) to December 31, 2020, Automatic issued $600,099 in SAFE Units.

7.   Significant Concentrations and Related Party

Concentration of Credit Risk

Financial instruments which potentially subject Automatic to concentrations of credit risk consist of cash. At times, Automatic's cash balances deposited with the financial institution exceeded the current insured amount stipulated by Federal Deposit Insurance Corporation ("FDIC") of up to $250,000 per institution through December 31, 2020. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. Automatic has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenues from related party

For the period from inception (January 22, 2020) to December 31, 2020, 100% of transaction fee was earned from an entity owned by one of the members of Automatic that was utilized as an incubator for the project. The revenues earned from this entity accounted for 100% of receivables on December 31, 2020 and is reflected on the balance sheet as due from related party.

8.   Subsequent Events

For the period from inception (January 22, 2020) to December 31, 2020, Automatic has evaluated subsequent events for potential recognition and disclosure through May 14, 2021, the date the financial statements were available to be issued. Automatic has determined that the following subsequent events would require disclosure in these financial statements:

Automatic issued additional SAFE instruments as of the date of these financial statements totaling to $749,965.

During January 2021, $35,000 out of a total note payable of $50,000 was repaid along with the interest to the noteholder.

During April 2021, the Company amended and restated the user agreement with Anchored Finance to reflect new payments terms of eighteen month from the time of invoicing.

During May 2021, the Company received the total accounts receivable balance due from related party of $32,808.

As of May 14, 2021, Automatic has progressed past the incubation period in the business cycle and is onboarding additional stakeholders that will be accounting for significant portions of the overall revenue produced by Automatic.

As of May 14, 2021, the Company has not experienced an adverse impact from COVID-19 in relation to software users. Management is monitoring the ongoing situation and is prepared to respond to any potential events that arise from COVID-19.

LOAN AUTOMATIC, LLC

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2021



Certified Public Accountants and Advisors

LOAN AUTOMATIC, LLC

CONTENTS

Independent Auditor's Report   1-2

Financial Statements

    Balance Sheet   3

    Statement of Operations   4

    Statement of Changes in Members' Equity (Deficit)   5

    Statement of Cash Flows   6

    Notes to Financial Statements   7-12



ACQUAVELLA, CHIARELLI, SHUSTER, LLP
Certified Public Accountants and Advisors

517 Route One, Iselin, NJ 08830
732.855.9600
One Penn Plaza, 36th Floor, New York, NY 10119
212.867.1319
www.acsaccounting.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Loan Automatic, LLC
Vernon, Connecticut

Opinion

We have audited the financial statements of **Loan Automatic, LLC** (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Loan Automatic, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Loan Automatic, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Loan Automatic, LLC ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Loan Automatic, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Loan Automatic, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Acquavella, Chiarelli, Shuster, LLP

Iselin, New Jersey
April 30, 2022

LOAN AUTOMATIC, LLC

BALANCE SHEET

	December 31, 2021
ASSETS	
Current assets:	
Cash	$ 11,845
Internally developed software	861,161
Other assets	6,715
	867,876
Total assets	$ 879,721
LIABILITIES AND MEMBERS' DEFICIT	
Current liabilities:	
Accounts payable and accrued expenses	$ 78,271
Due to related party, net	38,394
Total current liabilities	116,665
Simple agreement for future equity	1,693,686
Total liabilities	1,810,351
Members' deficit	
Members' equity	62,665
Accumulated deficit	(993,295)
Total members' deficit	(930,630)
Total liabilities and members' deficit	$ 879,721

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2021
Transaction fee income, related party	$ 40,798
Operating expenses	
Selling, general and administrative expenses	981,005
Net loss	$ (940,207)

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

	Members' Equity	Accumulated Deficit	Total
For the Year Ended December 31, 2021			
Balances, January 1, 2021	$ 62,665	$ (53,088)	$ 9,577
Net loss	-	(940,207)	(940,207)
Balances, December 31, 2021	$ 62,665	$ (993,295)	$ (930,630)

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2021
Cash flows from operating activities:	
Net loss	$ (940,207)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Accounts payable and accrued expenses	67,763
Other assets	(1,527)
Net cash used in by operating activities	(873,971)
Cash flows used in investing activities:	
Capitalized cost of internally developed software	(586,081)
Cash flows from financing activities:	
Accounts receivable due from related party	(7,990)
Funds received from related party	79,192
Financing obtained through SAFE (Simple Agreement for Future Equity) instruments	1,018,587
Net cash provided by financing activities	1,089,789
Net decrease in cash	(370,263)
Cash, beginning of the year	382,108
Cash, end of the year	$ 11,845
Supplemental schedule of noncash financing activities	
Reclassification of notes payable to SAFE (Simple Agreement for Future Equity) instrument	$ 50,000
Reclassification of advance to SAFE (Simple Agreement for Future Equity) instrument	$ 25,000

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Nature of Operations

Loan Automatic, LLC ("Automatic"), was organized in the State of Delaware as a limited liability company on January 22, 2020. Automatic is developing a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. This platform is being developed in collaboration with Anchored Finance (a related entity). Automatic plans to offer a full suite of ancillary products such as warranties, servicing contracts, and insurance options that enhance the user experience and the ability to be a one-stop shop for used car financing. Currently, around 1,300 dealers are utilizing Automatic's platform. Automatic's vision is to deliver a market leading suite of synergistic technologies capable of revolutionizing used car financing nationwide.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates because of the uncertainty inherent in such estimates. Automatic makes significant estimates in many areas of its accounting, including but not limited to allowances, and accruals.

Cash and Cash Equivalents

For the purpose of statement of cash flows, cash and cash equivalents are highly liquid debt instruments with original maturities of three months or less. As of December 31, 2021, Automatic did not have any cash equivalents.

Impairment of Long-Lived Assets

Automatic evaluates and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. There was no impairment of long-lived assets during the year ended December 31, 2021.

2. **Summary of Significant Accounting Policies (Continued)**

Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The development, testing and partial implementation began in 2020. Automatic complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that Automatic expense computer software costs as they are incurred in the preliminary project stage. Once capitalization criteria have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized. Capitalized software costs are amortized on a straight-line basis over five years. See Note 3 – Internally Developed Software for additional information.

Revenue Recognition

Revenue is recognized when the following fundamental criteria are met:

- Persuasive evidence of an agreement exists within individual customers
- Delivery has occurred or the services have been rendered
- The fee is fixed or determinable, and
- Collection of the resulting receivable is reasonably assured

Automatic earns a transaction fee at certain basis points of loans facilitated through its fintech platform. Income is earned and recognized upon the closing of the loan. During the year ended December 31, 2021, no other services were provided through its platform.

Accounts Receivable and Credit Policy

Accounts receivable are due under the normal terms which generally range from thirty to sixty days from the invoice date. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice. There were no accounts receivable on December 31, 2021.

Advertising and Promotion

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2021 was $78,083 and is included in the schedule of selling, general and administrative expenses.

Income Taxes

Automatic is a Limited Liability Company ("LLC") for income tax purposes. In lieu of corporate income taxes, the owners are taxed on their proportionate share of Automatic's taxable income. Accordingly, no liability for federal or state income tax and no provision for federal or state income taxes have been included in the financial statements.

Risks and Uncertainties

Automatic's business may be affected by a variety of events. These risks potentially may have a material impact on Automatic's financial position, results of operations and/or reputation.

2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties (Continued)

The risks are as follows:

<u>Economic trends that affect the automotive retail industry</u> – Economic trends that negatively affect the automotive retail industry or the indirect automotive financing industry may adversely affect Automatic's business by further reducing the amount of indirect automobile financing transactions that it earns revenue on. Purchases of new automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the cost of energy and gasoline, the availability and cost of credit, increased federal and other taxation, residential and commercial real estate markets, reductions in business and consumer confidence, stock market volatility and increased unemployment, as well as due to other factors, such as longer warranties and higher quality vehicles, which may reduce the overall number of vehicles purchased during consumers' lifetimes, disruptions in available inventories of vehicles and pricing and purchase incentives for vehicles. A reduction in the number of automobiles purchased by consumers could adversely affect Automatic's business.

<u>Competitive market</u> – Competition in the automotive retail technology industry is intense. The automotive retail technology industry is highly fragmented and subject to changing technologies, shifting customer needs and frequent introductions of new solutions, and is served by a variety of entities, including digital marketing companies, web-based automotive finance credit application processors, the proprietary credit application processing systems of the lender affiliates of automobile manufacturers, automotive retail sales desking providers and vehicle configuration providers. Arrival of a new low-cost alternative or a better integrated system could adversely affect Automatic's business.

<u>Regulatory consideration</u> – As of now, there is no regulatory requirement on the automotive retail technology industry. Automatic's performance will be impacted if in future, its activities are subject to certain regulators.

The extent of the impact of the coronavirus ("COVID-19") outbreak on operations of Automatic will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, Automatic's operations may be affected. However, Automatic does not expect that the outbreak will have a material adverse effect on operations or financial results at this time.

Additionally, the Company's operations are dependent on Automatic's ability to raise capital in order to continue developing their fintech platform. In the event the Company is unable to raise such funds, this may have a significant impact on the their future operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, (Topic 842) Leases, which establishes a right of use model ("ROU") that requires a lessee to record a ROU asset and a lease liability on the balance sheets for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For lessors, the new standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor does not convey risks and rewards or control, then the lease would be classified as an operating lease.

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

The new standard requires a modified retrospective approach to adoption and is effective for nonpublic companies with annual periods beginning after December 15, 2021 (i.e. calendar periods beginning on January 1, 2022) and interim periods thereafter. Automatic is currently evaluating the impact Topic 842 will have on its financial statements.

3. Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers and their customers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. The platform is being refactored (platform architecture and user experience) to incorporate learnings from the first year of integration and successfully scale for Automatic's future growth plans. Existing stakeholders will be migrated to the new platform once complete and new integration plans are being reprioritized until after refactor is complete. Accordingly, all costs are currently being capitalized and the amortization will begin once the software is in service.

Internally developed software consisted of the following as of December 31, 2021:

Capitalized development costs	$ 861,161

4. Simple Agreement for Future Equity

During the year ended December 31, 2021, Automatic issued Simple Agreement for Future Equity ("SAFE") Instruments. A SAFE is an instrument whereby an investor makes a cash investment in exchange for the right to certain shares of the Automatic's capital stock, subject to certain terms and events, as defined in the agreement. The types of events and the resulting conversions and/or effects are as follows:

<u>Equity Financing Event</u> – If there is an Equity Financing before the termination of SAFE, the SAFE will automatically convert into the number of SAFE Preferred Units equal to the Purchase Amount divided by the Conversion Price, upon initial closing of such Equity Financing.

<u>Liquidity Event</u> - If there is a Liquidity Event before the termination of SAFE, the SAFE will operate like a standard non-participating Preferred Unit and the investor's right to receive the Cash-Out amount will be as follows:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into units).

(ii) On par with payments for other SAFE and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the investor and such other SAFE and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE and/or Preferred Units in proportion to the full payments that would otherwise be due.

4. **Simple Agreement for Future Equity (Continued)**

(iii)   Senior to payments of Common Units

Dissolution Event – If there is a Dissolution Event before the termination of SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution event subject to liquidation priority described in "Liquidity Event" above.

During the year, previous notes payable and advances were converted to SAFE instruments. For the year ended December 31, 2021, Automatic received $1,693,686 in SAFE Financing.

5. **Concentrations**

Concentration of Credit Risk

Financial instruments which potentially subject Automatic to concentrations of credit risk consist of cash. At times, Automatic's cash balances deposited with the financial institution exceeded the current insured amount stipulated by Federal Deposit Insurance Corporation ("FDIC") of up to $250,000 per institution through December 31, 2021. Automatic evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. Automatic has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

6. **Related Party Transactions and Balances**

Revenues from Related Party

For the year ended December 31, 2021, 100% of the transaction fee income was earned from an entity owned by one of the members of Automatic that was utilized as an incubator for the project. The revenues earned from this entity totaling $40,798, accounted for 100% of receivables on December 31, 2021 and is included in due from related party, net on the balance sheet.

In addition to the revenues earned from this entity, as of December 31, 2021, Automatic received $79,192 for short term funding for operational costs. These funds are non-interest bearing and are due upon demand from the related entity. This balance is included in due from related party, net on the balance sheet.

Consulting and Professional Fees

The Company pays consulting and professional fees to entities under common ownership. Total fees incurred with the related parties during the year ended December 31, 2021 was $480,154, of which $169,400 is related to the Company's onboarding of dealerships. This is included in operating expenses on the statement of income.

7. **Subsequent Events**

For the year ended December 31, 2021, Automatic has evaluated subsequent events for potential recognition and disclosure through April 30, 2022, the date the financial statements were available to be issued. Automatic has determined that the following subsequent events would require disclosure in these financial statements:

On March 30, 2022, Automatic issued additional SAFE instruments of $50,000.

During April 2022, Automatic received the total accounts receivable balance due from related party of $40,798.

As of April 30, 2022, Automatic has not experienced an adverse impact from COVID-19 in relation to software users. Management is monitoring the ongoing situation and is prepared to respond to any potential events that arise from COVID-19.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

LOAN AUTOMATIC LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Loan Automatic LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain Class A Units (defined below) of ownership and membership in the Company, subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Class A Units; or (2) issue to the Investor a number of Units (whether Class A Units or another class issued by the Company) sold in the First Equity Financing. The number of such Units shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary

decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Class A Units; or (2) issue to the Investor a number of Units (whether Class A Units or another class or series of Units issued by the Company) sold in the Subsequent Equity Financing. The number of such Units shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of Class A Units equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of the most recent issued Units (whether Class A Units or another class or series of Unit issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Units granted in connection therewith shall have the same liquidation rights and preferences as the Units issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their respective Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's Board of Managers (the "**Board**") determines in good faith that delivery of Units to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to the Investor in lieu thereof, a cash payment equal to the fair market value of such Units, as determined in good faith by the Company's Board.

(c) **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any class or series of preferred Units, the Company will distribute all assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Class A Units as determined in good faith by the Company's Board at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Class A Units upon a Dissolution Event and (iii) and all holders of Class A Units.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Class A Units to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's Board, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Class A Units**" means the Units having the rights and obligations specified with respect to Class A Units in the LLCA or any successor Units specified in any amendment LLCA or successor governing document.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of Units to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,500,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Units, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Class A Units, any other class of common or preferred units, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Class A Units or any other class of common or preferred units, except in each case, (i) any security granted, issued and/or sold by the Company to any Manager, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding Units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase Units, but excluding (i) the issuance of all Units reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD# 283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than equity securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Securities of the Company for resale, as approved by the Company's Board, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of Units of the Company (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) Units reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**LLCA**" means the "Loan Automatic LLC Amended and Restated Limited Liability Company Agreement" dated January 3, 2022 (a copy of which is attached hereto as **Exhibit B**), as the same shall be amended from time to time.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Class A Units in accordance with its terms.

"**SAFE Price**" means the price per Unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unit**" means a unit of ownership and membership in the Company representing a fractional part of interests in Company profits, losses and distributions of the Company held by all Company members and shall include Class A Units; and any other class or series of common or preferred unit of ownership and membership in the Company.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current Certificate of Formation ("**Certificate**") or LLCA; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Class A Units issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued Class A Units for issuance and delivery upon the conversion of this instrument, such number of Class A Units as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of Class A Units issuable upon the conversion of this instrument. All such Class A Units shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform his, her or its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for his, her or its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Class A Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Class A Units (whether such Class A Units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Class A Units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any Units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and Managers of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company Units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the Units or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such Class A Units under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's Certificate or LLCA, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's Board to be advisable to reorganize this instrument and any Class A Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Units for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of Manager or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive subscription rights or otherwise until Class A Units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Hartford, Connecticut. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

LOAN AUTOMATIC LLC

By:
Name: Eric Burney
Title: Chief Executive Officer
Address: 1216 Hartford Turnpike, Suite D, Vernon, Connecticut 06066
Email: eric@automaticusa.co

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Loan Automatic LLC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of Loan Automatic LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

Loan Automatic LLC

By:

Name: Eric Burney, CEO

Date:

EXHIBIT B

Amended and Restated Limited Liability Company Agreement

(attached)

Exhibit B

Amended and Restated Limited Liability Company Agreement

LOAN AUTOMATIC, LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

JANUARY 3, 2022

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM.

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THIS AGREEMENT AND, IF APPLICABLE, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH UNITS UNTIL SUCH RESTRICTIONS HAVE BEEN SATISFIED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH RESTRICTIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS 1

ARTICLE II ORGANIZATIONAL MATTERS...10

ARTICLE III UNITS; CAPITAL CONTRIBUTIONS...12

ARTICLE IV DISTRIBUTIONS AND ALLOCATIONS..13

ARTICLE V MANAGEMENT...19

ARTICLE VI RIGHTS AND OBLIGATIONS OF MEMBERS..24

ARTICLE VII REPRESENTATIONS AND WARRANTIES; COVENANTS.........................26

ARTICLE VIII TRANSFER OF INTERESTS 30

ARTICLE IX BOOKS, RECORDS AND ACCOUNTING 35

ARTICLE X TAX MATTERS..36

ARTICLE XI WITHDRAWAL AND RESIGNATION OF MEMBERS 38

ARTICLE XII DISSOLUTION AND LIQUIDATION..38

ARTICLE XIII CONVERSION 39

ARTICLE XIV TERMINATION...40

ARTICLE XV GENERAL PROVISIONS...40

EXHIBITS

Exhibit A   Schedule of Members
Exhibit B   Form of Joinder Agreement

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
LOAN AUTOMATIC, LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, dated as of January 3, 2022 (this "Agreement"), is adopted, executed and agreed to, for good and valuable consideration, by and among Loan Automatic, LLC, a Delaware limited liability company (the "Company"), and each of the Members (as defined below) (i) listed on the signature pages hereto as such, or (ii) subscribed to a joinder as provided herein.

WHEREAS, the Company was formed under the Delaware Act (as defined below) pursuant to a certificate of formation filed with the Secretary of State of the State of Delaware on January 22, 2020 (the "Certificate"); and

WHEREAS, each of the Members currently hold the number and class of Units (as defined below) set forth opposite each such Person's name on the **Schedule of Members** attached hereto as Exhibit A; and

WHEREAS, effective as of January 7, 2016, the limited liability company agreement of the Company (the "Initial LLCA") was adopted by the Initial Members; and

WHEREAS, on January 3, 2022, a majority of the Managers signed a written consent to amend certain provisions of the Initial LLCA to and restate the Initial LLCA (as amended) in its entirety.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants, consents and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"9Tail" means 9Tail Fox LLC.

"9Tail Manager" has the meaning set forth in Section 5.3

"10X Capital" means 10X Capital Advisors, LLC or its Affiliate, 10X LLC.

"10X Capital Manager" has the meaning set forth in Section 5.3.

"10X Option Grant" means a certain option granted to 10X Capital to acquire Class A Units representing a twenty (20%) percent ownership and membership interest in the Company as set forth a certain "Terms for Automatic Seed Round" dated September 23, 2020 between the Company and 10X Capital.

"Accredited Investors" has the meaning set forth in Rule 501 of the Securities Act.

"Additional Equity Securities" has the meaning set forth in Section 3.3.

"Additional Member" has the meaning set forth in Section 8.1.

"Adjusted Capital Account" means with respect to any Capital Account as of the end of any Taxable Year (or other relevant period), the balance in such Capital Account after:

      (a)   reducing it for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

      (b)   increasing it for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

This definition of "Adjusted Capital Account" is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Adjusted Capital Account as of the end of the Taxable Year (or other relevant period).

"Affiliate" means, with respect to any Person, (a) a director, officer, partner, member, beneficiary or stockholder of such Person; (b) a spouse, parent, sibling or child of such Person (or spouse, parent, sibling or child of any director or executive officer of such Person); and (c) any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

"Agreement" has the meaning set forth in the introductory paragraph.

"Anchored" means Anchored Financial LLC.

"Anchored Manager" has the meaning set forth in Section 5.3

"Applicable Securities" means all Equity Securities.

"Applicable Tax Rate" means for any Fiscal Year the highest effective combined federal, state and local Tax rate for such Fiscal Year that applies to a Member on its income (assuming such Member is an individual that resides in Connecticut). For the avoidance of doubt, the Applicable Tax Rate for a Fiscal Year shall be the same for each Member.

"Approved Sale" has the meaning set forth in Section 8.5(a).

"Bad Act" means a breach by a Person, as applicable, of any confidentiality or non-disparagement provision or any obligation not to compete with the Company or any of its Subsidiaries or not to solicit any Key Employees of the Company or any of its Subsidiaries as provided in this Agreement, the Purchase Agreement, any employment agreement or any other agreement between such Person or its Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, or termination of such Person for Cause.

"Board" has the meaning set forth in Section 5.1.

"Books and Records" has the meaning set forth in Section 9.1.

"Business Day" means any day that is not a Saturday, Sunday or a day on which banking institutions in Manchester, Connecticut are not required to be open.

"Capital Account" has the meaning set forth in Section 3.5.

"Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money), net of liabilities secured by such property that the Company is considered to assume or take subject to, that any Member contributes (or is deemed to contribute) to the Company pursuant to Section 3.2.

"Cause" has the meaning set forth in any employment, consulting or any other agreement between the Company, any of its Subsidiaries or any of their respective Affiliates, on the one hand, and the applicable Person, on the other hand, and if such an agreement does not exist, shall have the meaning determined by the Board.

"Certificate" has the meaning set forth in the Recitals.

"Certificated Units" has the meaning set forth in Section 8.7.

"Chosen Courts" has the meaning set forth in Section 15.8(b).

"Class A Majority" means the Class A Member or Class A Members holding more than fifty percent (50%) of the then outstanding Class A Units.

"Class A Member" means a holder of Class A Units.

"""Class A Unit" means a Unit having the rights and obligations specified with respect to Class A Units in this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Committee" has the meaning set forth in Section 5.5.

"Company" has the meaning set forth in the introductory paragraph.

"Company Asset Sale" has the meaning set forth in the definition of "Sale of the Company".

"Company Minimum Gain" means "partnership minimum gain" as set forth and defined in Treasury Regulation Section 1.704-2(b)(2) and 1.704-2(d).

"Competitor" means any Person in the business of manufacturing or selling any wound care products including, without limitation, joint ventures.

"Confidential Information" has the meaning set forth in Section 7.2(b).

"Control" means (including, with correlative meanings, "controlled by" and "under common control with"), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Conversion Event" means any of the following: (a) a determination by the Board, subject to the written consent of a Class A Majority, to effect a Public Offering (in which case the conversion to corporate form shall occur reasonably in advance of such Public Offering), (b) a written proposal by a bona fide third party to provide equity or debt financing that has been approved by the Board and a Class A Majority, but that has been made conditional by the proposing party upon a conversion of the Company to corporate form (in which case the conversion to corporate form shall be conditioned upon the consummation of such financing), (c) an affirmative vote or written consent from the Class A Majority to convert the Company to corporate form, or (d) any acquisition or divestiture that has been approved by the Board and a Class A Majority that requires a conversion to corporate form (in which case the conversion to corporate form shall be conditioned upon the consummation of such acquisition or divestiture).

"Co-Sale Notice" has the meaning set forth in Section 8.3(a).

"Co-Sale Pro Rata Amount" means, with respect to any Other Member, a fraction, expressed as a percentage, (a) the numerator of which is the total number of Units held by such Other Member that are the same class of Units as the Units that are the subject of the Co-Sale Notice, and (b) the denominator of which is the total number of the class of Units that are the subject of such Co-Sale Notice then outstanding.

"Co-Sale Transferee" has the meaning set forth in Section 8.3(a).

"Co-Sale Transferor" has the meaning set forth in Section 8.3(a).

"Covered Person" has the meaning set forth in Section 5.9(a).

"Delaware Act" means the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, *et seq*., as it may be amended from time to time, and any successor to the Delaware Act.

"Distribution" means any distribution made by the Company to a Member in respect of such Member's Units, including Tax Distributions, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Equity Securities, (b) any recapitalization, exchange or conversion of Equity Securities, (c) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, (d) any fees or remuneration paid to any Member in such Member's capacity as an employee, officer, director, consultant, advisor, manager, board member or other provider of services to the Company or any of its Subsidiaries or (e) any reimbursements of expenses or costs to or on behalf of the Board and/or any Member by or on behalf of the Company and/or any of its Subsidiaries.

"Dragging Member(s)" has the meaning set forth in Section 8.5(a).

"Equity Securities" means all (i) equity securities or other interests of the Company, including the Units and Additional Equity Securities and any unit appreciation or similar rights, contractual or otherwise, and (ii) options, rights, warrants or other securities (including, without limitation, convertible debt securities) convertible into, or exercisable or exchangeable for, any items included in the foregoing clause (i).

"Event of Withdrawal" means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

"Excluded Securities" means (a) units, warrants or other securities issued to a bank or other financial institution in connection with a financing, (b) Equity Securities issued as consideration to the other party in connection with any acquisition by the Company approved by the Board, (c) Equity Securities issued in a Public Offering, (d) Equity Securities issued in connection with the hiring of an executive officer of the Company or its Subsidiaries and approved by the Board, (e) Equity Securities issued after the date hereof to give effect to any Distribution, equity split, reverse equity split or combination or other similar *pro rata* recapitalization event affecting any class or series of Units, (f) Equity Securities issued upon exercise or conversion or exchange of debt securities, (f) Equity Securities issued in connection with any transactions involving the Company or any of its Subsidiaries and other Persons that are deemed "strategic" transactions and that are approved, in each case, by the Board (including, without limitation, Equity Securities issued in connection with joint ventures and similar arrangements), (g) Equity Securities issued to officers, directors, board members, consultants, employees or other service providers to the Company or any of its Subsidiaries pursuant to incentive or other compensation plans or any other arrangements that are approved by the Board and (h) Equity Securities issued in connection with the exercise of "equity cure" or similar rights under any Financing Document.

"Fair Market Value" means, with respect to all non-cash (or non-cash equivalent) assets, the fair value for such assets as would be determined between a willing buyer and a willing seller in an arm's-length transaction occurring on the date of valuation as determined by the Board in its good faith discretion, taking into account all relevant factors determinative of value; provided, that the Fair Market Value of any Units will be determined without regard to any discount for lack of liquidity or minority discount and assuming, if applicable, the exercise or conversion of all "in-the-money" warrants, convertible securities, options or other rights to subscribe for or purchase any additional Units or securities convertible or exchangeable into Units; provided, further, that to the extent applicable, the Fair Market Value of any publicly-traded security on any particular date of valuation shall mean the arithmetic average of the closing prices of such security's sales on the principal national securities exchange or automated quotation system on which the shares of such publicly-traded securities may at the time be listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange or automated quotation system, the average of the last reported bid and asked prices on such date of valuation in the over-the-counter market as furnished by the Financial Industry Regulatory Authority, Inc., in each such case averaged over a period of five (5) trading days consisting of the day immediately prior to the day as of which valuation is being determined and the four (4) consecutive Business Days subsequent to such day; provided, further, that the aggregate Fair Market Value of the Company's assets as of the date of this Agreement shall equal an amount such that the aggregate Fair Market Value of such assets, less the liabilities of the Company, shall equal the aggregate initial Capital Accounts of the Members set forth on Exhibit A. The Board, at its option, may select an investment banking or valuation firm of national reputation to assist in its determination of Fair Market Value.

"Financing Documents" means any third party credit facility of the Company (or its Subsidiaries) and any subsequent refinancing thereof.

"Fiscal Quarter" means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly period as may be established by the Board.

"Fiscal Year" has the meaning set forth in Section 9.2.

"Founding Manager(s)" means one or more of the 9Tail Manager, the Anchored Manager, the Green Light Manager and/or the Mammoth Manager.

"Governmental Authority" means any United States or non-U.S. federal, foreign, state, municipal or local government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body, and includes any contractor acting on behalf of any of the foregoing.

"Green Light" means Green Light Investments, LLC

"Green Light Manager" has the meaning set forth in Section 5.3.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for purposes of maintaining the Members' Capital Accounts (as adjusted in accordance with Treasury Regulation Section 1.704-1(b) or other applicable provisions of the Treasury Regulations).

"Grossed-Up Distribution Amount" means, for any Distribution pursuant to Section 4.1(a)(v), the sum of (a) the amount available for Distribution under Section 4.1(a)(v) (after Distributions under Sections 4.1(a)(i) – (iv) have been made).

"Group" means:

      (a)   in the case of any Member who is an individual, (i) such Member, the spouse, domestic partner, parent, sibling or lineal descendants of such Member, and (ii) all family trusts, partnerships or limited liability companies established solely for such Member's benefit and/or for the benefit of any of the foregoing;

      (b)   in the case of any Member that is a partnership, (i) such Member, its limited, special and general partners and (ii) all Affiliates and employees of and consultants to, such Member; and

(c)   in the case of any Member which is a corporation or a limited liability company, (i) such Member, (ii) its stockholders or members as the case may be, and (iii) all Affiliates and employees of and consultants to, such Member.

"Initial Subscribing Investor" has the meaning set forth in Section 8.4(f).

"Joinder Agreement" has the meaning set forth in Section 8.1.

"Key Employees" means any executive officer, manager or director of (a) the Company, or (b) any Subsidiary of the Company.

"Losses" means the Company's net losses as determined by the Company for purposes of maintaining the Members' Capital Account pursuant to Section 3.5.

"Mammoth" means Mammoth Advisors, LLC

"Mammoth Manager" has the meaning set forth in Section 5.3

"Managers" means each of the individuals elected to the Board pursuant to and in accordance with the terms of this Agreement.

"Member" means each Person listed on the Schedule of Members, attached hereto as Exhibit A, as a Member and any Person admitted to the Company as an Additional Member; but only so long as such Person is shown on the Company's Books and Records as the owner of one or more Units.

"Member Nominee" has the meaning set forth in Section 8.5(c).

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" as set forth in Treasury Regulation Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" set forth in Treasury Regulation Section 1.704-2(i)(1) and 1.704-2(i)(2).

"Net Taxable Income" means for any Member the amount of net taxable income allocated to a Member for any Fiscal Year (less the amount of taxable losses allocated to such Member for prior Fiscal Years that have not reduced the computation of Net Taxable Income for a prior Fiscal Year). Net Taxable Income shall be computed excluding (i) any guaranteed payments to a Member in exchange for services rendered; and (ii) any income, gain, loss, or deduction recognized on a Sale of the Company. A Member's Net Taxable Income for any Fiscal Year shall be determined initially by the Company on the basis of figures set forth on Internal Revenue Service Form 1065 filed by the Company and the similar state or local forms filed by the Company for such Fiscal

Year, but shall be subject to subsequent adjustment pursuant to audit, litigation, settlement, amended return or any similar event.

"New Securities" means all Equity Securities issued after the date hereof, other than Excluded Securities.

"Non-Compete Period" has the meaning set forth in Section 7.2(c)(i).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(3).

"Other Accredited Member" has the meaning set forth in Section 8.4(f).

"Other Members" has the meaning set forth in Section 8.3(a).

"Permitted Transfer" means (a) any Member, (b) any spouse, domestic partner or lineal descendants (including adopted children) of a Member, (c) any trust solely for the benefit of a Member and/or for the benefit of such Member's spouse or lineal descendants (including adopted children), (d) a family trust, partnership or limited liability company under the control of a Member or established solely for such Member's benefit and/or for the benefit of his spouse or lineal descendants (including adopted children) or for estate planning purposes provided such family trust, partnership or limited liability company remains under such stockholder's control, or (e) such Member's estate.

"Permitted Transferee" means any Person to whom a Permitted Transfer is made.

"Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Preemptive Offer" has the meaning set forth in Section 8.4(a).

"Preemptive Offer Notice" has the meaning set forth in Section 8.4(a).

"Preemptive Offer Number" has the meaning set forth in Section 8.4(b).

"Preemptive Offer Period" has the meaning set forth in Section 8.4(a).

"Profits" means the Company's net income as determined by the Company for purposes of maintaining the Members' Capital Accounts pursuant to Section 3.5.

"Pro Rata Amount" means, with respect to any Member, a fraction, expressed as a percentage, (a) the numerator of which is the total number of Class A Units held by such Member, and (b) the denominator of which is the total number of Class A Units then outstanding.

"Public Offering" means an offering of Equity Securities (or any successor-in-interest of the foregoing), listed on a nationally recognized exchange, which is made pursuant to an effective registration statement under the Securities Act.

"Purchase Notice" has the meaning set forth in Section 8.4(b).

"QIPO" means a firm commitment underwritten Public Offering of the Equity Securities of the Company (or any Subsidiary of or corporate successor to the Company) in an offering with aggregate net proceeds to the Company (or any Subsidiary of or corporate successor to the Company) of not less than $100,000,000.

"Recapture Gain" has the meaning set forth in Section 4.5(c).

"Regulatory Allocations" has the meaning set forth in Section 4.3(i).

"Required Tax Distribution Amount" has the meaning set forth in Section 4.1(b)(i).

"Restricted Territory" has the meaning set forth in Section 7.2(c)(i).

"Revised Partnership Audit Procedures" means Subchapter C of Chapter 63 of Subtitle F of the Code, as modified by Section 1101 of the Bipartisan Budget Act of 2015, Public Law Number 114-74 and any successor statute thereto or Treasury Regulations promulgated or official guidance issued thereunder.

"Sale of the Company" means (a) the Transfer (in one or a series of related transactions) of all or substantially all of the Company's assets to a Person or a group of Persons acting in concert (a "Company Asset Sale"), (b) the Transfer (in one or a series of related transactions) of all or substantially all of the outstanding Units (whether directly or indirectly through the sale of a Member) to a Person or a group of Persons acting in concert or (c) the merger or consolidation of the Company with or into another Person that is not (i) an Affiliate of the Company or (ii) a Member, in each case in clauses (b) and (c) above, under circumstances in which the holders of a majority in voting power of the outstanding Class A Units, immediately prior to such transaction, own less than a majority in voting power of the outstanding Class A Units, or the surviving or resulting Person immediately following such transaction; provided, however, that a conversion from a limited liability company to a corporation shall not be deemed to be a Sale of the Company.

"Securities Act" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

"Subscribing Members" has the meaning set forth in Section 8.4(a).

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a "Subsidiary" of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Tag-Along Notice" has the meaning set forth in Section 8.3(d).

"Tax" or "Taxes" means any federal, state, county, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties (civil or criminal) or additions to tax or additional amounts in respect of the foregoing.

"Tax Distribution" has the meaning set forth in Section 4.1(b)(vi).

"Tax Matters Member" means a Member selected by the Board.

"Taxable Year" means the tax year of the Company determined under Section 10.1.

"TEFRA Election" has the meaning set forth in Section 10.3(b).

"Transfer" means any sale, transfer, assignment, pledge, mortgage, exchange, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (legal or beneficial) whether with or without consideration, whether voluntarily or involuntarily or by operation of law or the acts thereof. The terms "Transferee," "Transferred," and other forms of the word "Transfer" shall have correlative meanings.

"Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof.

"Unit" means a unit of a Member or Transferee in the Company representing a fractional part of interests in Profits, Losses and Distributions of the Company held by all Members and Transferees and shall include Class A Units; provided, that any class, series or group of Units issued shall have relative rights, powers and duties set forth in this Agreement.

ARTICLE II

ORGANIZATIONAL MATTERS

2.1 **Certificate**. The Certificate was filed with the Secretary of State of the State of Delaware. The Members hereby ratify and adopt the Certificate and agree to execute, file and record all certificates and documents, including amendments to the Certificate, and to do such other acts as may be appropriate to comply with all requirements for the continuation and operation of the Company, the ownership of property and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business. The officers of the Company shall take any and all other actions reasonably necessary to maintain the status of the Company under the laws of the State of Delaware.

2.2 **Name**. The name of the limited liability company governed hereby shall be "Loan Automatic, LLC". The Board may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board. The Company shall hold all of its property in the name of the Company and not in the name of any Manager, officer of the Company or Member.

2.3 **Purpose**. The purpose and business of the Company shall be to engage in any lawful act or activity which may be conducted by a limited liability company formed pursuant to the Delaware Act and engaging in all activities necessary or incidental to the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Delaware. Subject to the Delaware Act, the provisions of this Agreement and the other agreements contemplated hereby, (a) the Company may, with the approval of the Board, enter into and perform under any and all documents, agreements and instruments, all without any further act, vote or approval of any Member and (b) the Board may authorize any Person (including any Manager, Member or officer of the Company) to enter into and perform under any document, agreement or instrument on behalf of the Company.

2.4 **Limited Liability Company Agreement**. The Members hereby agree that during the term of the Company set forth in Section 2.7, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and, except where the Delaware Act provides that such rights and obligations specified in the Delaware Act shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect and such rights and obligations are set forth in this Agreement, the Delaware Act; provided, that notwithstanding the foregoing, the rights under Section 18-210 of the Delaware Act have not been elected and are not available to the Members; provided, further, that Section 18-305(a) of the Delaware Act shall not apply to or be incorporated into this Agreement.

2.5 **Principal Office; Registered Office**. The principal office of the Company shall be located at 1216 Hartford Turnpike, Suite D, Vernon, Connecticut, or at such other place as the Board may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board deems advisable. The address of the registered office of the Company in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the

Board may designate from time to time in the manner provided by applicable law, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the registered agent named in the Certificate or such Person or Persons as the Board may designate from time to time in the manner provided by applicable law.

2.6 **Term**. The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of Article XII.

2.7 **No State-Law Partnership**. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. Nothing in this Section 2.8 shall control with respect to income Tax treatment of the Company.

ARTICLE III

UNITS; CAPITAL CONTRIBUTIONS

3.1 **Units**. Each Member's interest in the Company shall be represented by the Units owned by such Member. No Units issued hereunder shall be Certificated Units unless otherwise determined by the Board. The Company may issue fractional Units. So long as any Units are owned by or on behalf of the Company, such Units will not be considered outstanding for any purpose.

3.2 **Schedule of Members; Additional Capital Contributions**.

(a) Each Class A Member listed on the Schedule of Members has received that number of Class A Units specified thereon. As of the date hereof, no other Units are issued or outstanding. Any reference in this Agreement to the Schedule of Members shall be deemed a reference to the Schedule of Members as amended and in effect from time to time in accordance with this Agreement. The Capital Accounts of the Members as of the date of this Agreement are set forth on Exhibit A.

(b) No Member shall be required to make any additional Capital Contributions to the Company, except as otherwise required by a subsequent agreement entered into between the Company and such Member.

3.3 **Issuance of Additional Units**. Upon the written consent of a Class A Majority and subject to compliance with Section 8.4, the Board may cause the Company to create and/or issue (a) additional Units or other interests in the Company, (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other Equity Securities in the Company and (c) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company (collectively, "Additional Equity Securities"). In such event, the Board shall have the power to amend this Agreement and/or the Schedule of Members to reflect such additional issuances and dilution and to make any such other amendments as it deems necessary or desirable to reflect such additional issuances (including amending this

Agreement to increase the number of Equity Securities of any class, group or series, to create and authorize a new class, group or series of Equity Securities and to add the terms of such new class, group or series including economic and governance rights which may be different from, senior to or more favorable than the other existing Equity Securities).

3.4   New Members. Subject to compliance with the terms and conditions herein (including Article VIII), any Person who acquires Equity Securities shall be admitted to the Company as a Member. After the date hereof each Person who acquires Units shall, in exchange for such Units, make a Capital Contribution to the Company.

3.5   Capital Accounts. A separate capital account (each a "Capital Account") for each Member shall be established on the Books and Records of the Company in compliance with Section 704(b) of the Code and the Treasury Regulations. The initial Capital Accounts of each Member as of the Closing Date are set forth on the Schedule of Members. This Section 3.5 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Sections 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Treasury Regulation.

3.6   Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.7   No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

3.8   Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions unless otherwise agreed to by the Board. If any Member shall loan funds to the Company in excess of the amounts required hereunder to be contributed by such Member to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

ARTICLE IV

DISTRIBUTIONS AND ALLOCATIONS

4.1   Distributions.

(a)   Subject to the provisions of this Article IV, the Board, shall have the authority to determine the timing and the aggregate amount of any Distributions to the Members. Other than with respect to Tax Distributions, the Company shall make all Distributions to each Class A Member, in an amount equal to (A) the Grossed-Up Distribution Amount divided by (B) the number of Class A Units outstanding as of the date of the applicable Distribution multiplied by (C) the number of Class A Units held by such Member; and

Tax Distributions

(i)   Notwithstanding anything to the contrary contained in <u>Section 4.1(a)</u>, the Company shall distribute to each Member for each Fiscal Year ending after the date hereof an amount of cash equal to (A) the Net Taxable Income of such Member for such Fiscal Year *multiplied by* (B) the Applicable Tax Rate. The amount that is required to be distributed to each Member pursuant to this <u>Section 4.1(b)(i)</u> for a Fiscal Year shall be referred to as the "<u>Required Tax Distribution Amount</u>." The Required Tax Distribution Amount for any Member for any Fiscal Year shall be appropriately adjusted to reflect allocations of Tax credits (and Tax credits recapture) of the Company for such Fiscal Year.

(ii)   During each Fiscal Year, the Company shall distribute to each Member a reasonable estimate of such Member's Required Tax Distribution Amount for such Fiscal Year. Distributions of the estimated Required Tax Distribution Amount shall be made at times determined by the Board; <u>provided</u>, <u>that</u> for any Fiscal Year that is twelve (12) months, the Company shall use commercially reasonable efforts to distribute the estimated Required Tax Distribution Amount in four (4) quarterly installments to correspond with estimated Tax obligations.

(iii)   If (A) a Member's actual Required Tax Distribution Amount for a Fiscal Year exceeds the total Tax Distributions received by such Member in respect of such Fiscal Year, then the Company shall distribute such excess to the Member on or around the date the IRS Form K-1 is filed (or, if such adjustment is as a result of an audit, litigation, settlement, or amended return, at the time of such determination); and (B) if the total Tax Distributions received by such Member in respect of the applicable Fiscal Year exceeds such Member's actual Required Tax Distribution Amount for such Fiscal Year, such excess shall be credited against and reduce the subsequent Distributions to such Member under this <u>Section 4.1(b)</u>.

(iv)   Unless otherwise determined by the Board, no Member shall be entitled to any further Tax Distributions with respect to any Unit (or portion thereof) (or Net Taxable Income allocated to such Member on account of owing a Unit (or any portion thereof)) that has been repurchased or redeemed, cancelled or forfeited. To the extent a Unit (or portion thereof) is transferred, the Board, in its reasonable discretion, shall apportion the Tax Distributions to be made as a result of owning such Unit (or portion thereof) between the transferor and transferee.

(v)   If at the time of a Sale of the Company, a Member has an excess amount as provided in <u>Section 4.1(b)(iii)(A)</u>, Distributions shall be made prior to the Sale of the Company in accordance with such excess amount until such excess amount is reduced to zero. If at the time of a Sale of the Company, a Member has an excess amount as provided in <u>Section 4.1(b)(iii)(B)</u>, appropriate adjustment shall be made so that the Member reimburses the Company for such excess.

(vi)   Any amount actually distributed pursuant to this <u>Section 4.1(b)</u> (including to the extent offset under <u>Section 4.1(e)</u>) shall be a "<u>Tax Distribution</u>". Tax Distributions paid to a Member shall be treated as an advance of the first distributions otherwise distributable to such Member pursuant to <u>Sections 4.1(a) and 12.2(b) and 12.6</u>, which amounts shall be reduced by the amount distributed as a Tax Distribution to such Member pursuant to this <u>Section 4.2.</u>

(b)   Distributions In Kind. The Company may make Distributions in property other than United States dollars. For all purposes of maintaining Capital Accounts, (i) any property (other than United States dollars) distributed in kind to one or more Members shall be deemed sold for cash (denominated in United States dollars) equal to its Fair Market Value (net of any relevant liabilities secured by such property) and (ii) subject to Sections 4.1(a) and (b) any unrealized Profit or Loss inherent in such property shall be treated as recognized gain or loss for purposes of determining Profits and Losses of the Company for the Taxable Year (or other relevant period) of the Distribution.

(c)   Draws. To the extent a Member would be distributed, during a Taxable Year, an amount in excess of the maximum amount which could be distributed to a Member without causing the Member otherwise to recognize gain under Code Section 731(a), such distribution shall, to the extent possible pursuant to Treasury Regulation Section 1.731-1(a)(1)(ii), be treated as an advance or draw against such Member's allocation of Profits (or items of income or gain) for the Taxable Year in which the Distribution is made.

(d)   Withholding Taxes; Taxes on Behalf of a Member. If the Company is required by law to pay any Tax that is specifically attributable to any Member (or direct or indirect shareholder, member, or other owner of such Member), including withholding Taxes, state unincorporated business Taxes and payments pursuant to the Revised Partnership Audit Procedures, then such Member shall indemnify and reimburse the Company for such Tax (and any related interest and penalties). The Company may offset Distributions (including Tax Distributions) and other amounts which any Member is otherwise entitled to receive under this Agreement against a Member's indemnification obligations under this Section 4.1(e) and, to the extent offset, such amount shall for all purposes of this Agreement (other than as necessary to properly maintain Capital Accounts or to properly determine the allocations of Profits and Losses) be treated as distributed or otherwise paid to such Member. A Member's obligation to pay or indemnify for a Tax (and related interest and penalties) shall survive the Member selling or otherwise disposing of its interest in the Company and the termination, dissolution, liquidation, or winding up of the Company. Any indemnity or payment pursuant to this Section 4.1(e) shall not be treated as a Capital Contribution but shall, to the extent necessary to properly maintain Capital Accounts, increase a Member's Capital Account.

(e)   Limitations on Distributions. Notwithstanding any other provision of this Section 4.1, no Distribution (including Tax Distributions) shall be made if: (i) it would violate any law, rule, regulation, order or directive of any Governmental Authority then applicable to the Company; or (ii) following the Distribution, the Company and its Subsidiaries would not have sufficient cash to operate in the ordinary course of business or such Distribution otherwise would jeopardize its ability to satisfy any obligation or liability of the Company or such Subsidiary.

(f)   No Limitation On Other Provisions. Nothing in this Section 4.1 shall preclude the Company from making: (i) "guaranteed payments" to Members that provide services to the Company in exchange for such services in the ordinary course of business consistent with past practices; (ii) redeeming any Unit; (iii) reimbursing a Member for expenses incurred on behalf of the Company or otherwise indemnifying a Member as provided for in this Agreement; or (iv) otherwise making a payment to any Member that does not constitute a Distribution.

4.2   Allocations of Profits and Losses. Subject to, and after the application of, the allocation rules in Sections 4.3 and 4.4, Profits and Losses and, if necessary, items thereof, for a Taxable Year (or other relevant period) shall be allocated among the Members for such Taxable Year (or other relevant period) so as to produce, as nearly as possible, an Adjusted Capital Account balance for each Member (determined without regard to reductions for Distributions made to the Member during the Taxable Year (or other relevant period)) equal to the following:

(a)   the sum of the cash and Fair Market Value of property actually distributed to the Member within such Taxable Year (or other relevant period), <u>plus</u>

(b)   the hypothetical cash that would be distributed to such Member if (1) each of the Company's assets were sold for an amount of hypothetical cash equal to the sum of (A) the Gross Asset Values of the assets at the end of such Taxable Year (or other relevant period), <u>plus</u> (B) the aggregate Company Minimum Gain and Member Nonrecourse Debt Minimum Gain at the end of such Taxable Year (or other relevant period), (2) the Company paid all of its liabilities (and unpaid Tax Distributions) in accordance with their terms up to the amount of the hypothetical cash, and (3) the remaining hypothetical cash from such deemed sale were immediately distributed under Section 4.1(a).

4.3   Special Allocations. Any allocation of Profits and Losses (or items thereof) for purposes of maintaining Capital Accounts will, however, be subject to any adjustment required to comply with Treasury Regulation Sections 1.704-1 and 1.704-2, including the following adjustments and special allocations which shall be made in the following order of priority and prior to any allocation under Section 4.2:

(a)   <u>Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during any Taxable Year (or other relevant period), each Member shall be specifically allocated items of Company income and gain for such Taxable Year (or other relevant period) (and, if necessary, subsequent Taxable Year (or other relevant period)) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.3(a) is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article IV, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Taxable Year (or other relevant period), each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specifically allocated items of Company income and gain for such Taxable Year (or other relevant period) (and, if necessary, subsequent Taxable Year (or other relevant period)) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.3(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) resulting in, or increasing, an Adjusted Capital Account Deficit for such Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 4.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(c) were not in this Agreement. This Section 4.3(c) is intended to qualify as a "qualified income offset" within the meaning of Treasury Regulation Section 1.704-1(b)(ii)(d) and shall be interpreted consistently therewith.

(d)   Gross Income Allocation. In addition, if any Member has an Adjusted Capital Account Deficit at the end of any Taxable Year (or other relevant period), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.3(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(d) were not in this Agreement.

(e)   Stop Loss. Notwithstanding the foregoing provisions of Section 4.2, the Losses (or items of expense or deduction or loss) allocated pursuant to Section 4.2 shall not exceed the maximum amount that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Taxable Year (or other relevant period). In the event some but not all of the Members would have an Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 4.2, the limitation set forth in this Section 4.3(e) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d). All Losses (or items of expense or deduction or loss) in excess of the limitation set forth in this Section 4.3(e) shall be allocated to other Members in accordance with the positive balances in such Members' Adjusted Capital Accounts so as to allocate the maximum permissible Losses to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(f)   Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year (or other relevant period) shall be specially allocated in a manner permitted under Treasury Regulation Section 1.704-2(e) and selected by the Board (or its designee).

(g)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Taxable Year (or other relevant period) shall be specially allocated to the Members in accordance with Treasury Regulation Section 1.704-2(i).

(h)   Section 754 Adjustments. Items of income, gain, loss, and deductions shall be specifically allocated to the Members to comply with Treasury Regulation Section 1.704-1(b)(2)(iv)(m).

(i)   Regulatory Allocations. The allocations set forth in Section 4.3(a) through Section 4.3(h) (collectively, the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the parties to this Agreement that, to the extent possible, all Regulatory Allocations will be offset in the current Taxable Year or future Taxable Years either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4.3(i).

4.4   Other Allocation Rules for Profits and Losses for Capital Accounts.

(a)   In the event Members are admitted to the Company pursuant to this Agreement on different dates, the Company items of income, gain, loss, deduction and credit allocated to the Members for each Taxable Year during which Members are so admitted shall be allocated among the Members in proportion to their respective interests during such Taxable Year using any reasonable convention permitted by Section 706 of the Code and selected by the Board (or its designee).

(b)   In the event a Member transfers its Units during a Taxable Year, the allocation of Company items of income, gain, loss, deduction and credit allocated to such Member and its transferee for such Taxable Year shall be made between such Member and its transferee in accordance with Section 706 of the Code using any reasonable convention permitted by Section 706 of the Code and selected by the Board (or its designee).

(c)   If, and to the extent that, any Member is deemed to recognize any item of income, gain, deduction, or loss as a result of any transaction between the Member and the Company pursuant to Sections 83, 482 or 7872 of the Code, or a similar provision now or hereafter in effect, the Company shall use reasonable efforts to allocate the corresponding item of Profit or Loss to the Member who recognizes such item in order to reflect the Member's economic interest in the Company.

(d)   For purposes of determining the allocations under this Article IV, all outstanding Units shall be treated as vested and as having the right to share in any Distribution under Section 4.1.

4.5   Tax Allocations; Code Section 704(c) Allocations.

(a)   Except as otherwise provided in this Section 4.5, all items of Company income, gain, loss and deduction for income tax purposes shall be allocated among the Members in the same manner as they share correlative items of Profit and Loss for the relevant Taxable Year (or other period).

(b)   In accordance with Code Section 704(c) and the Treasury Regulations, items of income, gain, loss and deduction with respect to any property of the Company shall, solely for income Tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property and its initial Gross Asset Value.

(c)　If any portion of gain recognized from the disposition of assets by the Company represents the "recapture" of previously allocated deductions by virtue of the application of Code Section 1245 or 1250 (the "Recapture Gain"), such Recapture Gain shall be allocated, solely for income Tax purposes in accordance with Treasury Regulation Sections 1.1245-1(e)(2) and (3) and 1.1250-1(f).

(d)　Tax credits and Tax credit recapture shall be allocated among the Members in accordance with any reasonable method selected by the Board (or its designee) that is permitted by applicable Tax laws.

(e)　Unless otherwise provided in this Section 4.5, any elections or other decisions relating to allocations for income Tax purposes, including selecting any allocation method under Treasury Regulation Section 1.704-3, shall be made by the Board (or its designee); provided, that the remedial allocation method of Treasury Regulation Section 1.704-3(d) shall be elected with respect to the contribution of assets deemed made for federal income tax purposes as a result of the transactions contemplated by the Purchase Agreement.

(f)　Allocations pursuant to this Section 4.5 are solely for income Tax purposes and shall not affect or in any way be taken into account in computing any Member's Capital Account.

4.6　Allocation of Liabilities. The liabilities of the Company shall be allocated to the Members in any manner permitted under Code Section 752 and Treasury Regulations promulgated thereunder and as selected by the Board (or its designee).

4.7　Compliance with Tax Laws. The allocation rules set forth in Section 4.2 through Section 4.6 are intended to comply with the Code and Treasury Regulations and to ensure that all allocations under this Article IV are respected for United States federal income tax purposes and shall be interpreted consistently with such intent. If for any reason the Tax Matters Member determines that any provision of Section 4.2 through Section 4.6 do not comply with the Code or Treasury Regulations or that the allocations under this Article IV may not be respected for United States federal income tax purposes, the Board, subject to the next sentence, may take all reasonable actions, including amending this Article IV or adjusting a Member's Capital Account or how Capital Accounts are maintained, to ensure compliance with the Code and Treasury Regulations and that the allocations provided for in this Article IV shall be respected for United States federal income tax purposes. Nothing in this Section 4.7 shall permit any changes to the provisions of Sections 4.1 or 12.2.

ARTICLE V

MANAGEMENT

5.1　Management by the Board. In managing the business and affairs of the Company and exercising their powers, the Managers shall be members of and shall act as a Board of Managers (the "Board"). The Board may act (a) through meetings and written consents pursuant to Sections 5.5 and 5.6, (b) through Committees pursuant to Section 5.4 and (b) through any Manager or other individuals to whom authority and duties have been delegated pursuant to Section 5.7.

5.2   Authority of the Board. Subject to <u>Section 15.1</u>, and further subject to the provisions of this <u>Article V</u> and <u>Article VI</u>, the Board shall have the exclusive and complete charge of the Company (including its management).

5.3   Number; Board Composition.

(a)   The Board may set the number of Managers to serve thereon. The Board shall consist of five (5) or more Managers, comprised as follows:

(i)   For so long as it shall be a Member, Anchored (or its designee) shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>Anchored Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor Anchored Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the Anchored Manager shall initially be Eric Burney;

(ii)   For so long as it shall be a Member, Mammoth (or its designee), shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>Mammoth Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor Mammoth Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the Mammoth Manager shall initially be Max Kane;

(iii)   For so long as it shall be a Member, 9Tail (or its designee), shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>9Tail Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor 9Tail Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the 9Tail Manager shall initially be John Liu;

(iv)   For so long as it shall be a Member, Green Light (or its designee), shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>Green Light Manager</u>") until his respective successor is elected and qualified; (B) to appoint each successor Green Light Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the Green Light Manager shall initially be Alex Egan; and

(v)   For so long as it shall be the holder of the 10X Option Grant or a Member, 10X Capital (or its designee), shall be entitled: (A) to appoint one (1) individual to the Board (the "<u>10X Capital Manager</u>") until its respective successor is elected and qualified; (B) to appoint each successor 10X Capital Manager; and (C) to direct the removal from the Board of any individual appointed under the foregoing clauses (A) or (B); the 10X Capital Manager shall initially be Hans Thomas.

(b)   A majority of the Founding Managers may increase the number of Managers constituting the Board. Except as otherwise provided in <u>Section 5.3(a)</u>, Managers shall be appointed and removed by a majority of the Founding Managers.

(c)   Each appointment to the Board of, or any proposal to remove from the Board, any Manager shall be made by delivering to the Company a notice signed by the party or parties entitled to such appointment or proposal. As promptly as practicable, but in any event within ten (10) days, after delivery of such notice, the Company shall take or cause to be taken such actions as may be reasonably required to cause the appointment or removal proposed in such notice. Such actions may include calling a meeting or soliciting a written consent of the Board, or calling a meeting or soliciting a written consent of the Members.

5.4   **Committees.** The number and composition of any committee of the Board (a "Committee") shall be determined from time to time by the Board. At every meeting of any such Committee, the presence of a majority of the members thereof shall constitute a quorum, and the affirmative vote of a majority of the members present shall be necessary for the adoption of any resolution. Any such Committee, to the extent provided in such resolution or in this Agreement, shall have and may exercise all of the authority of the Board. The Board may dissolve any Committee at any time unless otherwise provided in this Agreement.

5.5   **Board Meetings.**

(a)   Board Action. A majority of the total number of Managers fixed by, or in the manner provided in, this Agreement (which must include at least two (2) Founding Managers) shall constitute a quorum for the transaction of business of the Board and the act of a majority of the Managers present at a meeting of the Board at which a quorum is present shall be the act of the Board. At all meetings of the Managers, each Manager shall have one (1) vote.

(b)   Regular Meetings. Regular meetings of the Board shall be held at least quarterly unless otherwise determined by the Board. Meetings of the Board may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Manager at least two (2) Business Days prior to such meeting.

(c)   Special Meetings. Special meetings of the Board may be called by any Manager on at least three (3) Business Days' notice, in each case to each other Manager (or such shorter notice as to which the Managers may agree). Attendance of a Manager at a special meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

5.6   **Action by Written Consent or Telephone Conference**. Subject to the limitations set forth herein, any action permitted or required by the Delaware Act or this Agreement to be taken at a meeting of the Board or any Committee designated by the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by a majority of the Board (including at least two (2) Founding Managers) or such Committee, as the case may be. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware, and the execution of such consent shall constitute attendance or presence in person by such Person executing such consent at a meeting of the Board or any such Committee, as the case may be. Subject to the requirements of the Delaware Act or this Agreement for notice of meetings, the

Managers or the members of any Committee designated by the Board may participate in and hold a meeting of the Board (which shall include at least (2) Founding Managers) or any Committee, as the case may be, by means of a conference telephone or similar communications equipment including, but not limited to, video conferencing, by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person by such Person participating at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. The Board shall provide written notice to any Managers that are not present at any meeting of the Board or of any actions taken by the Board by written consent within three (3) Business Days of such action being approved or taken.

5.7   **Delegation of Authority and Duties**. Subject to Section 6.1, the Board may, from time to time, delegate to one or more Persons (including any Manager or officer of the Company) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including Chairman, Chief Executive Officer, President, Vice President, Secretary, Assistant Secretary, Controller, Treasurer and Assistant Treasurer) to any Manager or other individuals and delegate to such Managers or other individuals certain authority and duties. Any number of titles may be held by the same Manager or other individual. Any delegation pursuant to this Section 5.7 may be revoked at any time by the Board. Any Person dealing with the Company, other than a Member, may rely on the authority of any officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

5.8   **Limitation of Liability**. Except as otherwise provided herein or in any agreement entered into by such Person and the Company, and to the maximum extent permitted by the Delaware Act, no present or former Manager or any of such Manager's Affiliates shall be liable to the Company or to any other Member for any act or omission performed or omitted by such Person in its capacity as a Manager of the Company, a member of the Board or any Committee thereof taken in good faith, to the maximum extent permitted by applicable law; provided, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's or such Person's Affiliates' fraud or willful misconduct. The Board may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its Affiliates, employees, agents or representatives, and no Manager or any of such Manager's Affiliates shall be responsible for any fraud, misconduct or negligence on the part of any such Affiliate, agent or representative appointed by the Board (so long as such Affiliate, agent or representative was selected in good faith). The Board shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Board in good faith reliance on such advice shall in no event subject the Board, any Manager or any of their Affiliates, employees, agents or representatives to liability to the Company or any Member.

5.9   **Indemnification**.

(a)   Right to Indemnification. Except as otherwise required by law or by this Agreement, the Company shall indemnify and hold harmless each Person (each, a "Covered Person") to the fullest extent permitted under the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against any losses, liabilities, damages and expenses (including amounts paid for attorneys' fees, judgments, settlements, fines, excise taxes or penalties in connection with any threatened, pending or completed action, suit or proceeding) incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person (i) is or was serving as a Manager, officer or director of the Company or any of its Subsidiaries (and any Person that is or was serving as an employee or agent of the Company or its Subsidiaries or is or was serving at the request of the Company or its Subsidiaries as a representative, officer, director, principal, member, employee or agent of another partnership, corporation, joint venture, limited liability company, trust or other enterprise), or (ii) is or was a Member, but only to the extent not prohibited by applicable law; provided, that no such Person shall be indemnified for any losses, liabilities, damages or expenses suffered that are attributable to such Person's fraud, willful misconduct, gross negligence, or Bad Act. The Company shall pay the expenses incurred by any such Covered Person indemnifiable hereunder, as such expenses are incurred, in connection with any proceeding in advance of the final disposition, so long as the Company receives an undertaking by such Covered Person to repay the full amount advanced if there is a final determination that such Covered Person failed the applicable standards set forth above or that such Covered Person is not entitled to indemnification as provided herein for other reasons.

(b)   Non-Exclusive Right. The right to indemnification and the advancement of expenses conferred in this Section 5.9 shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under any statute, agreement, by-law, vote of the Board or otherwise.

(c)   Insurance. The Company shall maintain insurance, at its or any of its Subsidiaries' expense, to protect any Covered Person against any loss, liability, damage or expense described in Section 5.9(a) above whether or not the Company would have the power to indemnify such Covered Person against such loss, liability, damage or expense under the provisions of this Section 5.9.

(d)   No Personal Liability. Notwithstanding anything contained herein to the contrary (including in this Section 5.9), any indemnity by the Company relating to the matters covered in this Section 5.9 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(e)   Severability. If this Section 5.9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 5.9 to the fullest extent permitted by any applicable portion of this Section 5.9 that shall not have been invalidated and to the fullest extent permitted by applicable law.

5.10   Expenses; Fees. The Company shall reimburse each (i) Manager; (ii) Observer; and (iii) employee or representative of the Company that the Board requests attend a meeting of the Board (solely with respect to such Person's out-of-pocket expenses incurred in connection with attending such meeting), in each case, for his or her reasonable out-of-pocket expenses (including travel) incurred in connection with the attendance of meetings of the Board or any Committee thereof or such Person's pursuit of Company-related endeavors.

ARTICLE VI

RIGHTS AND OBLIGATIONS OF MEMBERS

6.1   Members Right to Act.

(a)   Authority of Members. Except for a Person who is a Member and also a Manager or officer of the Company, no Member shall be entitled to participate in or vote in matters involving the management or the business of the Company, all such authority being vested in the Board and the officers of the Company. The Members shall be entitled to exercise only those rights specifically granted to them in this Agreement or to vote on such matters as may be submitted to them by the Board in its discretion or as is otherwise required by this Agreement or applicable law. Subject to Article V, the Class A Members, in respect of their Class A Units, shall be entitled to vote for the election of the Board at such times as determined pursuant to this Agreement. Such Members who are not also Managers (acting as members of the Board) or officers of the Company, shall have no authority, express or implied, to bind the Company.

(b)   Member Action. For situations for which the approval of the Members is required by this Agreement or by applicable law, only the holders of Class A Units shall be entitled to vote on matters requiring a vote of the Members, and each Class A Unit shall be entitled to one (1) vote per Unit on matters requiring a vote of the Members. Except as otherwise provided herein, holders of Class A Units shall have no voting rights. Such vote of the Class A Members may be taken at an annual or special meeting of the Members in accordance with the provisions of this Article VI. A Class A Majority, represented in person or by proxy, shall constitute a quorum for the transaction of business of the Members. The vote of a majority of the Class A Members represented at a meeting of the Members at which a quorum is present shall be the act of the Members.

(c)   Meetings Generally. Meetings of the Members may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Members, business shall be transacted in such order as shall from time to time be determined by resolution of the Board. Attendance by a Member at a meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Member at least three (3) Business Days prior to such meeting.

(d)   Annual Meeting. An annual meeting of the Members may be held on such date and at such time as may be designated by the Board from time to time for the transaction of such business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding Business Day.

(e)   Special Meetings. Special meetings of the Members may be called by a Member on at least three (3) Business Days' notice to each Member. Attendance of a Member at a special meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

6.2   Action by Written Consent or Telephone Conference. Subject to the limitations set forth herein, any action permitted or required by the Delaware Act or this Agreement to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by such of the Members (including Members necessary to establish a quorum for the purpose of conducting business) as shall be required to authorize, approve, ratify or otherwise consent to such action under the Delaware Act and this Agreement (which may be less than all of the Members, in which event a copy thereof shall be sent to each of the Members who did not sign the consent). Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware, and the execution of such consent shall constitute attendance or presence in person by such Person executing such consent at a meeting of the Members. Subject to the requirements of the Delaware Act or this Agreement for notice of meetings, the Members may participate in and hold a meeting of the Members by means of a conference telephone or similar communications equipment including, but not limited to, video conferencing, by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person by such Person participating at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.3   Limitation of Liability. Except as otherwise provided by the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being or acting as a Member of the Company; provided, that a Member shall be required to return to the Company any Distribution made to it in a clear and manifest accounting error or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Delaware Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

6.4   Lack of Authority. Unless delegated such power in accordance with Section 5.7 or as otherwise expressly provided in this Agreement, no Member has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company or to make any expenditures on behalf of the Company, and the Members hereby consent to the exercise by the Board of the powers conferred upon them by law and this Agreement.

6.5   No Right of Partition. No current or former Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES; COVENANTS

7.1   Investment Representations. By executing this Agreement (or, after the date hereof, any counterpart or Joinder Agreement) and in connection with the issuance of Equity Securities to such Member, each Member represents and warrants to the Company as follows:

(a)   The Equity Securities being acquired by such Member pursuant to this Agreement or otherwise will be acquired for such Member's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, the Equity Securities were not offered to such Member by means of general solicitation or general advertising and the Equity Securities will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(b)   Such Member is sophisticated in financial matters and is able to evaluate the risks and benefits of decisions respecting the investment in the Equity Securities and is an Accredited Investor.

(c)   Such Member is able to bear the risk of its investment in the Equity Securities for an indefinite period of time and is aware that transfer of the Equity Securities may not be possible because (i) such transfer is subject to contractual restrictions on transfer set forth in this Agreement, and (ii) the Equity Securities have not been registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act and such applicable state securities laws or an exemption from such registration is available.

(d)   Such Member has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Equity Securities and has had access to such other information concerning the Company and its respective Subsidiaries and Affiliates and the Equity Securities as such Member may have requested and that in making its decision to invest in the Equity Securities being acquired such Member is not in any way relying on the fact that any other Person has decided to be a Member hereunder or to invest in the Equity Securities.

(e)   Such Member has received and carefully read a copy of this Agreement. This Agreement and each of the other agreements contemplated hereby to be executed by such Member constitute the legal, valid and binding obligation of such Member, enforceable in accordance with their terms, and the execution, delivery and performance of this Agreement and such other agreements do not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which such Member is a party or any law, regulation, judgment, order or decree to which such Member is subject.

(f)   To the extent applicable, the execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained.

(g)   Such Member has been given the opportunity to consult with independent legal counsel regarding his, her or its rights and obligations under this Agreement and has consulted with such independent legal counsel regarding the foregoing (or, after carefully reviewing this Agreement, has freely decided not to consult with independent legal counsel), fully understands the terms and conditions contained herein and therein and intends for such terms to be binding upon and enforceable against him, her or it.

(h)   The determination of such Member to acquire the Equity Securities has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase, which may have been made or given by any other Member or by any agent or employee of any other Member (including any Managers or officer of the Company).

7.2   Non-Disparagement; Confidentiality; Non-Competition.

(a)   <u>Non-Disparagement</u>. Each Member hereby agrees to refrain from making any statement or communicating (whether oral or written) any information concerning any Member, any Affiliate of any Member or the Company and its Subsidiaries, to any Person other than a member of the Board, that is negative or disparaging toward such Person.

(b)   <u>Confidentiality</u>. Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information or documents and trade secrets of the Company and its Subsidiaries, including this Agreement (or any of the terms and conditions of this Agreement or any other agreement related to or arising out of this Agreement), supplier or customer lists, terms of contracts, pricing information, marketing information or sales techniques, implementation or operation techniques or information, financial information and confidential information of the Company and its Subsidiaries regarding identifiable, specific and discrete business techniques, metrics or opportunities being pursued by the Company or its Subsidiaries (the "<u>Confidential Information</u>"). Each Member (on behalf of itself and any of its directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, disclose Confidential Information to any Person for any reason or purpose whatsoever, except (i) to directors, officers, representatives, agents and employees of the Company or its Subsidiaries and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (ii) to any partner, subsidiary, parent, employee, advisor or Affiliate of such Member for the purpose of evaluating its investment in the Company or to potential investors of such Member or its Affiliates in offering materials or in updates to investors of such Member or its Affiliates, as long as such partner, subsidiary, parent, employee, advisor, Affiliate, investor or potential investor is approved by the Board and is advised that such information is confidential and is pursuant to written agreements with a party hereto or its Affiliates, subject to restrictions on use and disclosure of such information that are substantially similar to or more restrictive than those set forth in this Agreement; (iii) to such Member's auditors, attorneys or other agents; or (iv) as is required to be disclosed by order of any Governmental Authority, or by subpoena, summons or legal process, or by law, rule or regulation (provided, that the Member required to make such disclosure shall provide to the Board prompt notice of such disclosure so that the Company may seek an appropriate protective order or other applicable remedy or waive compliance with the provisions of this Section 7.2(b)). If, in the absence of such protective order or other remedy or the receipt of a waiver hereunder, such Member believes in good faith, after consulting with counsel, that it is legally compelled to disclose any such information to the tribunal, such Member may disclose such information, to the minimum extent possible, to the tribunal; provided, that such Member shall use its commercially reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of such information required to be disclosed, as the Board shall reasonably designate. For purposes of this Section 7.2(b), Confidential Information shall not include any information of which (A) such Person learns from a source other than the Company, its Subsidiaries or any of their respective representatives, employees, agents or other service providers, and in each case who is not known by such Person to be bound by a confidentiality obligation, or (B) is already publicly available, other than as a result of a breach of this Section 7.2(b).

(c)   Non-Competition.

(i)   For the period commencing on the date hereof and continuing until the one (1) year anniversary following the date on which a Member no longer holds direct or indirect Equity Interests in the Company (the "Non-Compete Period"), such Member shall not, and such Member shall prohibit its Affiliates from, directly or indirectly through any other Person (whether as an officer, director, employee, partner, consultant, holder of equity or debt investment, lender or in any other manner or capacity), own, manage, Control, participate in, consult with, render services for, or in any manner engage in or represent any business within any Restricted Territory that is a Competitor during the Non-Compete Period. As used in this Agreement, "Restricted Territory" means anywhere in North America.

(ii)   Nothing herein shall prohibit any Member from being a passive owner of not more than three percent (3.0%) of the outstanding stock of any class of an entity that is a Competitor and that is publicly traded, so long as such Member has no active participation in the business of such entity.

(iii)   During the Non-Compete Period, each Member shall not, and each Member shall cause its Affiliates not to, directly or indirectly through another Person (i) induce or attempt to induce any employee or independent contractor of the Company, its Subsidiaries or any of their respective Affiliates to terminate their relationship with the Company, its Subsidiaries or such Affiliate, as applicable, or engage in any conduct or communications with any employee of the Company, its Subsidiaries or any of their respective Affiliates that directly or indirectly causes such employee to terminate his or her employment relationship with the Company, its Subsidiaries or such Affiliate; (ii) hire any person who was an employee of the Company, its Subsidiaries or an Affiliate thereof until one (1) year after such individual's employment relationship with the Company, its Subsidiaries or such Affiliate has been terminated; (iii) intentionally induce or attempt to induce any customer, supplier, distributor, payor, vendor, licensee or other business relation of the Company, its Subsidiaries or any of their respective Affiliates to cease doing business, or reduce its business, with the Company, its Subsidiaries or such Affiliate, or in any way interfere with the relationship between any such customer, supplier, payor, vendor, licensee or business relation, on the one hand, and the Company, its Subsidiaries or such Affiliate, on the other hand; or (iv) hire or attempt to hire any supplier of the Company, its Subsidiaries or any of their respective Affiliates.

(iv)   Each Member understands that the foregoing restrictions will limit his, her or its ability to earn a livelihood in a Competitor, but nevertheless believes that such Member has received and will receive sufficient consideration and other benefits as provided in this Agreement to clearly justify such restrictions which, in any event such Member does not believe would prevent him, her or it from otherwise earning a living. Each Member has carefully considered the nature and extent of the restrictions placed upon him, her or it by this Agreement, and hereby acknowledges and agrees that the same are reasonable in time, scope and territory, does not confer a benefit upon the Company, its Subsidiaries or any of their respective Affiliates disproportionate to the detriment of such Member, are reasonable and necessary for the protection of the Company, its Subsidiaries and their respective Affiliates.

(v)   Each Member acknowledges that the restrictions herein are within the legitimate business interests of the Company since the Members will have significant knowledge of trade secrets of the Company, its Subsidiaries and their respective Affiliates as well as knowledge of valuable confidential business and professional information that otherwise may not qualify as trade secrets. In addition, each Member may have substantial relationships with specific prospective or existing suppliers, vendors or licensees. Further, the Members and their Affiliates may develop significant goodwill with these business relationships by way of trade name, trademark, service mark or "trade dress." Each Member acknowledges that he or it possesses extraordinary or specialized training that would constitute competition against the legitimate business interests of the Company, its Subsidiaries and their respective Affiliates.

(vi)   Each Member recognizes and agrees that the restrictions herein supersede and control over any prior restrictive covenants he may have previously entered into with the Company or its Subsidiaries, and also consents and agrees that the restrictions herein shall be enforceable by any successors or assigns of the Company and its Subsidiaries, as applicable.

(vii)   Each Member understands and agrees that the restrictions contained herein are essential elements to this Agreement, and that without such restrictions the Company would not enter into this Agreement.

(viii)   If, at the time of enforcement of this Section 7.2, a court or arbitrator holds that the restrictions stated herein are unreasonable under the circumstances then existing, the court or arbitrator may modify such restrictions as may be appropriate for enforcement, and the parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area determined to be reasonable under the circumstances by such court or arbitrator, as applicable.

(ix)   Each Member covenants and agrees that such Member will not seek to challenge the enforceability of the covenants contained in this **Error! Reference source not found.** against the Company, its Subsidiaries or any of their respective Affiliates, nor will such Member assert as a defense to any action seeking enforcement of the provisions contained in this Section 7.2 (including an action seeking injunctive relief) that such provisions are not enforceable due to lack of sufficient consideration received by such Member. The parties hereto agree and acknowledge that money damages would be an inadequate remedy for any breach of this Section 7.2. Therefore, in the event of a breach or threatened breach by any Member of this Section 7.2, the Company, its Subsidiaries or their respective successors or assigns may, in addition to other rights and remedies existing in their favor at law or in equity, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions of this Section 7.2 (without posting a bond or other security). Upon any such application, the Company, its Subsidiaries or their successors or assigns, shall be entitled to reasonable attorneys' fees and costs in bringing such action should it be the prevailing party.

(d)   Remedies. Each Member acknowledges and agrees that (i) the restrictions contained in this Section 7.2 are reasonable in scope and duration and are necessary to protect the Company and its Subsidiaries and each of their respective businesses, (ii) any breach of this Section 7.2 will cause irreparable injury to the Company and its Subsidiaries and upon any breach or threatened breach of any provision of this Section 7.2, the Company (and/or the affected Member) shall be entitled, in addition to any other remedies it may have, to injunctive relief, specific performance or other equitable relief without the necessity of proving actual damage or posting bond, (iii) the enforcement by Company or any of its Subsidiaries of any of their rights and remedies pursuant to this Agreement shall not be construed as a waiver of any other rights or available remedies that it may possess in law or equity absent this Agreement and (iv) the prohibitions against disclosure of Confidential Information are in addition to, and not in lieu of, any other rights or remedies that the Company or any of its Subsidiaries may have available pursuant to the laws of any jurisdiction or at common law to prevent the disclosure of trade secrets or proprietary information.

ARTICLE VIII

TRANSFER OF INTERESTS

8.1   Additional Members. The Company shall require each Person that acquires Equity Securities (pursuant to a Transfer, issuance or otherwise) after the date hereof (an "Additional Member"), as a condition to the effectiveness of such acquisition, to execute a joinder to this Agreement, substantially in the form attached hereto as Exhibit B (the "Joinder Agreement"), whereupon such Person shall be bound by, and entitled to the benefits of and subject to the obligations of, the provisions of this Agreement.

8.2   Limitations on Transfers.

(a)   No Transfer of any Applicable Securities by any Member shall become effective unless and until (i) the Transferee (unless already subject to this Agreement) executes and delivers to the Company a Joinder Agreement, agreeing to be treated in the same manner as the transferring Member and (ii) such Transfer is either (A) a Permitted Transfer or (B) otherwise made pursuant to this <u>Article VIII</u>. Upon such Transfer and such execution and delivery, the Transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transferred Applicable Securities in the same manner as the transferring Member. The provisions regarding Transfers of Applicable Securities contained in this <u>Article VIII</u> shall apply to all Applicable Securities now owned or hereafter acquired by a Member. Any Transfer of Applicable Securities by a Member not made in accordance with this <u>Article VIII</u> shall be void *ab initio.*

(b)   Notwithstanding anything to the contrary contained herein, except as approved by the Board, no Member may Transfer any Applicable Securities to any Person (or to any Affiliate thereof), (i) who is a Competitor other than in connection with an Approved Sale, (ii) if the Transfer would terminate the partnership for purposes of Section 708 of the Code or (iii) if the Transfer could result in the Company being treated as a "publicly traded partnership" under Section 7704 of the Code.

(c)   Each Member shall, after complying with the provisions of this Agreement, but prior to any Transfer of Applicable Securities, give written notice to the Company of such proposed Transfer. Each such notice shall describe the manner and circumstances of the proposed Transfer. Upon request by the Company, each Member seeking to Transfer Applicable Securities shall deliver a written opinion, addressed to the Company, of counsel for such Member, stating that in the opinion of such counsel (which opinion and counsel shall be reasonably satisfactory to the Company) such proposed Transfer does not involve a transaction requiring registration or qualification of such Applicable Securities under the Securities Act or the securities laws of the applicable State of the United States; <u>provided</u>, <u>however</u>, that no such opinion shall be required for a Transfer which is a Permitted Transfer or a Transfer effected pursuant to <u>Sections 8.4(f)</u> or <u>8.5</u>. Subject to compliance with the other provisions of this Agreement, if the Company does not request such an opinion within ten (10) Business Days of receipt of the notice, the Transferring Member shall be entitled to Transfer such Applicable Securities, on the terms set forth in the notice, within sixty (60) days of delivery of the notice.

(d)   Each Member that is an entity that was formed for the sole purpose of directly or indirectly acquiring Applicable Securities or that has no substantial assets other than Applicable Securities or direct or indirect interests in Applicable Securities agrees that (i) certificates for shares of its common stock or other instruments reflecting equity interests in such entity (and the certificates for shares of common stock or other equity interests in any similar entities Controlling such entity) will note the restrictions contained in this Agreement on the restrictions on Transfer of shares as if such common stock or other equity interests were Applicable Securities, (ii) no shares of such common stock or other equity interests may be Transferred or issued to any Person other than in accordance with the terms and provisions of this Agreement as if such common stock or other equity interests were Applicable Securities and (iii) any transfer of such common stock or other equity interests shall be deemed to be a transfer of a *pro rata* number of Applicable Securities hereunder.

(e)   Notwithstanding anything to the contrary contained herein, no Member, or such Member's Permitted Transferees, shall be permitted to Transfer all or any part of its Applicable Securities to any Person other than (i) to Permitted Transferees or (ii) pursuant to <u>Sections 8.3</u>, <u>8.4(f)</u>, or <u>8.5</u>.

8.3 **Co-Sale Rights**.

(a) Subject to compliance with the other applicable provisions of this Agreement, if, at any time a Class A Majority (for purposes of this Section 8.3, the "Co-Sale Transferor(s)") proposes to Transfer his, its or their respective Units (other than pursuant to a Permitted Transfer or Section 8.4(f)) to any Person (the "Co-Sale Transferee"), then the Co-Sale Transferor(s), at least thirty (30) days prior to the closing of such Transfer, shall deliver a notice (the "Co-Sale Notice") to the other Members holding the same class of Units as the Units that are the subject of the Co-Sale Notice (the "Other Members") detailing the terms and conditions of the proposed Transfer and indicating that the Co-Sale Transferee has (i) been informed of the co-sale rights provided for in this Section 8.3 and (ii) agreed to purchase such Units in accordance with the terms hereof.

(b) The Co-Sale Transferor(s) shall not be permitted to Transfer any Units to the Co-Sale Transferee unless the Other Members are permitted to Transfer their respective Co-Sale Pro Rata Amount of the aggregate number of such Units to which the Co-Sale Notice relates, to the extent the Other Members have timely delivered a Tag-Along Notice in accordance with Section 8.3(d).

(c) The Co-Sale Transferor(s) shall, in addition to complying with the provisions of this Section 8.3, comply with the other provisions of this Article VIII.

(d) Within thirty (30) days after delivery of the Co-Sale Notice, each Other Member may elect to participate in the proposed Transfer by delivering to such Co-Sale Transferor(s) a notice (the "Tag-Along Notice") specifying the number of Units (up to his, her or its Co-Sale Pro Rata Amount) with respect to which such Other Member shall exercise his, her or its rights under this Section 8.3. For purposes of this Section 8.3, each Other Member may aggregate his, her or its Co-Sale Pro Rata Amount among Other Members in his, her or its Group to the extent that such Other Members in his, hers or its Group do not elect to sell their respective Co-Sale Pro Rata Amounts.

(e) Any Units properly included in a Tag-Along Notice shall be Transferred on terms at least as favorable as the terms and conditions as set forth in the Co-Sale Notice.

8.4 **Preemptive Rights**.

(a) If the Company proposes to issue any New Securities to any Person, the Company shall, before such issuance, deliver to the Members (collectively, and including their Permitted Transferees who are Members, the "Subscribing Members") a written notice offering to issue to the Subscribing Members such New Securities upon the terms set forth in this Section 8.4 (the "Preemptive Offer Notice"). The Preemptive Offer Notice shall state that the Company proposes to issue New Securities and shall set forth the number and terms and conditions (including the purchase price) of such New Securities. The offer (the "Preemptive Offer") shall remain open and irrevocable for a period of twenty-one (21) days (the "Preemptive Offer Period") from the date of its delivery.

(b) Each Subscribing Member may accept the Preemptive Offer by delivering to the Company a notice (the "Purchase Notice") at any time during the Preemptive Offer Period.

The Purchase Notice shall state the number (the "Preemptive Offer Number") of New Securities such Subscribing Member desires to purchase. If the sum of all Preemptive Offer Numbers exceeds the number of New Securities, the New Securities shall be allocated among the Subscribing Members that delivered a Purchase Notice in accordance with their respective Pro Rata Amount of such New Securities (based on the aggregate number of Class A Units outstanding at the time of the Preemptive Offer and held by all Members).

(c)   The issuance of New Securities to the Subscribing Members who delivered a Purchase Notice shall be made on a Business Day, as designated by the Company, not more than sixty (60) days after expiration of the Preemptive Offer Period on those terms and conditions of the Preemptive Offer not inconsistent with this Section 8.4.

(d)   If the number of New Securities exceeds the sum of all Preemptive Offer Numbers, the Company may issue such excess or any portion thereof on the terms and conditions set forth in the Preemptive Offer to any Person within ninety (90) days after expiration of the Preemptive Offer Period. If such issuance is not made within such ninety (90)-day period, the restrictions provided for in this Section 8.4 shall again become effective.

(e)   For purposes of this Section 8.4, each Subscribing Member may aggregate his, her or its Pro Rata Amount of such New Securities among other Subscribing Members in his, her or its Group to the extent that other Subscribing Members in his, her or its Group do not elect to purchase their respective Pro Rata Amounts of such New Securities.

(f)   Notwithstanding anything to the contrary contained herein, the Company may, in order to expedite the issuance of the New Securities, issue all or a portion of the New Securities to one or more Persons (each, an "Initial Subscribing Investor"), without complying with the provisions of this Section 8.4; provided, that prior to such issuance, either (i) each Initial Subscribing Investor agrees to offer to sell to each Member who is an Accredited Investor and who is not an Initial Subscribing Investor (each such Member, an "Other Accredited Member") his or its respective Pro Rata Amount of such New Securities on the same terms and conditions as issued to the Initial Subscribing Investors or (ii) the Company shall offer to sell an additional amount of New Securities to each Other Accredited Member only in an amount and manner which provides such Other Accredited Members with rights substantially similar to the rights outlined in Sections 8.4(b) and 8.4(c). The Initial Subscribing Investors or the Company, as applicable, shall offer to sell such New Securities to each Other Accredited Member within sixty (60) days after the closing of the purchase of the New Securities by the Initial Subscribing Investors.

8.5   **Drag-Along Rights.**

(a)   At any time that a Class A Majority (for purposes of this Section 8.5, the "Dragging Member(s)") approves a Sale of the Company to one or more Persons (an "Approved Sale"), each Member and the Company shall consent to and raise no objections against the Approved Sale, and if such Approved Sale is structured as (i) a merger or consolidation of the Company or a Company Asset Sale, each Member shall, and hereby does, waive any dissenter's rights, appraisal rights or similar rights in connection with such merger, consolidation or sale, or (ii) a sale of Equity Securities (whether directly or indirectly through the sale of a Member), each Member shall, and hereby does, agree to sell its Equity Securities (whether directly or indirectly through the sale of a Member) on the terms and conditions of the Approved Sale. Each Member (in its capacity as a Member and, if applicable, as a Manager or an officer) and the Company shall take all necessary and desirable actions in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (A) provide the representations, warranties, indemnities (jointly and severally with respect to any escrow amounts and on a several basis thereafter), covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and (B) effectuate the allocation and Distribution of the aggregate consideration upon the Approved Sale as set forth below. The Members shall not be required to comply with, and shall have no rights under, Sections 8.1 through 8.4 in connection with any Approved Sale.

(b)   Each Member shall receive the same portion of the aggregate consideration from such Approved Sale that such Member would have received if such aggregate consideration (in the case of a Company Asset Sale, after payment or provision for all liabilities) had been distributed by the Company pursuant to Section 12.6; provided, however, that no Member shall be required to accept any securities (e.g., a promissory note or equity in the buyer or an Affiliate of the buyer) as a condition to such Approved Sale.

(c)   Each Member and the Company hereby grants an irrevocable proxy and power of attorney to any Person designated by the Dragging Member(s) (the "Member Nominee") to take all reasonable actions and execute and deliver all documents deemed reasonably necessary and appropriate by such Person to effectuate the consummation of any Approved Sale. The proxies and powers granted by the Members hereunder are coupled with an interest and are given to secure the performance of the Members' obligations hereunder. Such proxies and powers shall be irrevocable for the term of this Agreement and shall survive the death, incompetency, disability or bankruptcy of any Member or Permitted Transferee thereof.   The Members hereby agree to indemnify, defend and hold the Member Nominee harmless (severally in accordance with their *pro rata* share of the consideration received in any such Approved Sale (and not jointly and severally)) against all liability, loss or damage, together with all reasonable costs and expenses (including reasonable legal fees and expenses), relating to or arising from its exercise of the proxy and power of attorney granted hereby absent gross negligence or fraud.

8.6   **Legend**. In the event that certificates representing the Equity Securities are issued (the "Certificated Units"), such certificates will bear substantially the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON _____, 20__ HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, DATED AS OF

DECEMBER ____, 2021, AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING LOAN AUTOMATIC, LLC (THE "COMPANY") AND BY AND AMONG CERTAIN INVESTORS. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."

ARTICLE IX

BOOKS, RECORDS AND ACCOUNTING

9.1   Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be maintained pursuant to applicable laws (the "Books and Records"). All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to Articles III and IV and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined in good faith by the Board.

9.2   Fiscal Year. The fiscal year (the "Fiscal Year") of the Company shall constitute the twelve (12) month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Board that is permitted under the Code and the Treasury Regulations.

9.3   Reports. Upon written request, the Company shall deliver to the Members (a) within forty-five (45) days after the end of each calendar month, unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for such calendar month and for the period from the beginning of the Fiscal Year to the end of such calendar month, consolidated balance sheets of the Company and its Subsidiaries as of the end of such calendar month together with comparisons to the corresponding periods in the preceding year, (b) within forty-five (45) days after the end of each Fiscal Quarter which does not coincide with the end of the Fiscal Year, unaudited consolidated statements of income and cash flows of each of the Company and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the Fiscal Year to the end of such Fiscal Quarter, consolidated balance sheets of each of the Company and its Subsidiaries as of the end of such Fiscal Quarter together with comparisons to the corresponding periods in the preceding year, (c) within ninety (90) days after the end of each Fiscal Year, audited consolidated statements of income and cash flows of each of the Company and its Subsidiaries for such Fiscal Year, and consolidated balance sheets of the of the Company and its Subsidiaries as of the end of such Fiscal Year and (d) within sixty (60) days after the completion of each Fiscal Year, the annual budgets for the Company and its Subsidiaries. Upon the written request of any Member, the Company shall deliver to the Members (i) promptly upon becoming available, a copy of the Company's federal, state and local income tax returns for each year, (ii) a current list of the name and last known business, residence or mailing address of each Member and (iii) a copy of the then current written limited liability company agreement and certificate of formation of the Company, together with executed copies of any written powers of attorney pursuant to which the limited liability company agreement and any certificate and all amendments thereto have been executed.

9.4 **Transmission of Communications**. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Board to such other Person or Persons.

ARTICLE X

TAX MATTERS

10.1 **Tax Year**. Unless otherwise determined by the Tax Matters Member or required by Code Section 706, the Taxable Year of the Company shall be its Fiscal Year.

10.2 **Filing of Tax Returns**.

(a)   The Company shall be responsible for timely filing all tax returns of the Company. Within a reasonable period of time after the end of each Taxable Year, the Company shall furnish to each Member its IRS Form K-1 for such Taxable Year and any similar forms required for state or local tax purposes.

(b)   Each Member shall furnish to the Company all pertinent information in its possession relating to the Member or the Company's operations that is reasonably necessary to enable the Company's tax returns to be prepared and filed or for the Company to determine Tax Distributions.

(c)   Any balance sheet prepared for any tax return of the Company shall, unless otherwise determined by the Board or required under applicable law, be prepared in accordance with the same methods of accounting used for purposes of determining Capital Accounts.

(d)   Each Member shall provide any forms (including an IRS Form W-9 or applicable IRS Form W-8) reasonably requested by the Company to allow the Company to determine the amount, if any, that is required to be withheld with respect to such Member under applicable Tax laws or to allow the Company to reduce any withholding Taxes or amounts payable by the Company.

10.3 **Tax Elections**.

(a)   Except as otherwise provided by this Agreement, all elections and decisions required or permitted to be made by the Company under any applicable Tax law shall be made by the Board (or its designee); <u>provided</u>, that the Company shall file an election under Code Section 754.

(b)   The Board (or its designee) shall determine whether to make election under Code Section 6231(a)(1)(B)(ii) to cause Code Section 6231(a)(1)(B)(i) not to apply (the "<u>TEFRA Election</u>"). If the TEFRA Election is made, then for any applicable Taxable Year, the Tax Matters Member is hereby designated as the "tax matters partner" for the Company within the meaning of

Code Section 6231(a)(7). For any applicable Fiscal Year for which the Revised Partnership Audit Procedures apply, the Tax Matters Member is hereby designated as the "partnership representative" for the Company within the meaning of Code Section 6223, as amended by the Revised Partnership Audit Procedures (and any comparable provision of foreign, state, and local income tax laws, and any corresponding or similar provision of any succeeding income tax law). All Members (and former Members) agree to cooperate with, and to take all reasonable actions requested by the "partnership representative" to avoid or reduce any Tax imposed under Code section 6225 of the Revised Partnership Audit Procedures, including cooperating with any election under Code section 6226 of the Revised Partnership Audit Procedures, or to otherwise allow the Company and the "partnership representative" to comply with the Revised Partnership Audit Procedures. All Members shall cooperate in good faith to amend this Section 10.3(b) or other provisions of this Agreement as necessary to reflect any statutory amendments or the promulgation of Treasury Regulations or other administrative authority promulgated under the Revised Partnership Audit Procedures so as to, to the extent possible, preserve the relative rights, duties, and obligations of the Members hereunder. The Company shall reimburse the Tax Matters Member for all of its reasonable out-of-pocket expenses in acting in its capacity as "tax matters partner" and "partnership representative". If the Company or any other entity in which the Company holds an interest is obligated to pay any amount to a governmental agency or body or to any other Person (or otherwise makes a payment) specifically attributable to a Member of any taxes arising under the Revised Partnership Audit Procedures, then such Member shall reimburse the Company in full for the entire amount paid (including, without limitation, any interest, penalties and expenses associated with such payment). The obligations of a Member under this Section 10.3(b) shall survive such Member's sale or other disposition of its interests in the Company and the termination, dissolution, liquidation, or winding up of the Company.

(c) Except in connection with a Conversion Event, no Member (including the Tax Matters Member), agent or employee of the Company is authorized to, or may, file Internal Revenue Service Form 8832 (or such alternative or successor form) to elect to have the Company be classified as a corporation for income tax purposes, in accordance with Treasury Regulation Section 301.7701-3.

(d) By executing this Agreement, the Members and the Company agree that the Board shall take such actions (including amending this Agreement) as may be required by any authority with respect to the taxation of "profits interests" to conform to the tax consequences under Revenue Procedure 93-27 and Revenue Procedure 2001-43; provided, that the Board cannot take any action pursuant to this Section 10.3(d) if it would result in any Member receiving an after-tax return that is less than such Member would have received had such amendments not been made and the profits interest been taxed in accordance with Revenue Procedure 93-27 and Revenue Procedure 2001-43.

10.4 **Tax Partnership.** Each Member acknowledges that this Agreement creates a partnership for federal and state income tax purposes, and hereby agrees not to elect under Code Section 761 or applicable state law to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute applicable to the Company.

ARTICLE XI

WITHDRAWAL AND RESIGNATION OF MEMBERS

11.1   Withdrawal and Resignation of Members. Except in connection with any Transfer in compliance with Article VIII, no Member shall have the power or right to withdraw or otherwise resign as a Member prior to the dissolution and winding up of the Company pursuant to Article XII without the prior written consent of the Board (which consent may be withheld by the Board in its discretion), except as otherwise expressly permitted by this Agreement. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, subject to Article XII, such Member shall cease to be a Member. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be proportionately reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

12.1   Dissolution. The Company shall not be dissolved by the admission of Additional Members. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following:

(a)   at any time upon the written request of the Board; or

(b)   the entry of a decree of judicial dissolution of the Company under the Delaware Act.

Except as otherwise set forth in this Article XII, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

12.2   Liquidation. On the dissolution of the Company, the Board shall act as liquidator or (in its discretion) may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final Distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as a Company expense. Until final Distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidators are as follows:

(a)   the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine); and

(b)   the liquidators shall promptly distribute the Company's remaining assets to the holders of Units in accordance with Section 4.1. In making such distributions, the liquidators shall allocate each type of remaining assets (*i.e.*, cash or cash equivalents, capital stock of the Company's Subsidiaries, etc.) among the Members ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder in accordance with Section 4.1(a). The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

12.3   Certificate of Cancellation. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Board (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 12.3.

12.4   Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 12.2 in order to minimize any losses otherwise attendant upon such winding up.

12.5   Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

12.6   Sale of the Company. In the event of a Sale of the Company, each Member shall receive the same portion of the aggregate consideration from such Sale of the Company that such Member would have received if such aggregate consideration (in the case of a Company Asset Sale, after payment or provision for all liabilities, and in the case of an equity sale or merger, after payment of all debt and such other adjustments to the purchase price as necessary to consummate the transaction (including the payment of transaction expenses)) had been distributed by the Company pursuant to Section 12.2(b).

ARTICLE XIII

CONVERSION

In the event that a Conversion Event shall occur, the Board shall, without any vote or consent of the Members, take all necessary and desirable action to incorporate the Company or take such other action as it may deem advisable, including (A) dissolving the Company, creating one or more Subsidiaries of the newly formed corporation and transferring to such Subsidiaries any or all of the assets of the Company (including by merger), (B) causing the Members to exchange their Units for shares of the newly formed corporation, or (C) effecting the conversion of the Company into a corporation pursuant to Section 18-216 of the Delaware Act. In connection with any such transaction, the Members shall receive, in exchange for their respective Units, shares of capital stock of such corporation or its Subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its Subsidiaries as is set forth in this Agreement, subject to any modifications (as reasonably determined by the Board) required solely as a result of the conversion to corporate form. At the time of such transaction, the Members shall, and hereby agree to, take any and all actions deemed reasonably necessary and appropriate by the Board to effect such transaction, including entering into a stockholders' agreement providing for, among other provisions, (i) the restrictions on Transfer set forth in this Agreement; provided that such restrictions shall not apply to (x) sales in Public Offerings, (y) sales in accordance with Rule 144, or (z) sales following the consummation of a QIPO and (ii) an arrangement to reflect the economic agreements among the Members reflected herein. Prior to consummating any such transaction, the Board shall approve the proposed forms of a certificate of incorporation, bylaws, stockholders' agreement and any other governing documents proposed to be established for such corporation and its Subsidiaries, if any, all of which shall, as nearly as practicable (as reasonably determined by the Board), reflect the rights and obligations of the Members under this Agreement and comparable agreements applicable to any Subsidiary as of the date of such transaction.

ARTICLE XIV

TERMINATION

14.1 Termination of this Agreement. This Agreement shall terminate automatically, without further act or deed of any other Person, upon and after the occurrence of (a) a Sale of the Company, (b) a QIPO or (c) a Conversion Event; provided, however, that the provisions of Sections 3.6 (*Negative Capital Accounts*), 5.8 (*Limitation of Liability*), 5.9 (*Indemnification*), 5.10 (*Expenses; Fees*), 6.3 (*Limitation of Liability*), 7.2 (*Non-Disparagement; Confidentiality*), this Article XIV and Article XV (*General Provisions*) shall survive any termination of this Agreement (including in connection with a dissolution of the Company). Notwithstanding the foregoing or anything to the contrary set forth herein, the provisions of Section 4.1 shall survive a Sale of the Company until all payment obligations thereunder are fully performed.

ARTICLE XV

GENERAL PROVISIONS

15.1 Amendments. This Agreement may be amended, modified or waived in writing only with the consent of the Board, and such amendment, modification or waiver shall be binding upon and effective as to each other Member; provided, that if any amendment, modification or waiver disproportionately and adversely affects the powers, preferences or rights of a particular Member as compared to all other Members (or any right specifically granted to a particular Member hereunder), the consent of that particular Member shall be required to effect such amendment, modification or waiver. For the avoidance of doubt, amendments to this Agreement to reflect the issuance of Equity Securities shall not be deemed disproportionate and adverse (i) to the extent the applicable Members were afforded the preemptive rights set forth in Section 8.4 or (ii) in respect of Excluded Securities.

15.2   Title to Company Assets. Assets of the Company shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such assets of the Company or any portion thereof. Legal title to any or all assets of the Company may be held in the name of the Company, the Board or one or more nominees, as the Board may determine. Any assets of the Company for which legal title is held in the name of the Board or the name of any Manager or nominee shall be held in trust by the Board or such Manager or nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All assets of the Company shall be recorded as the property of the Company on its Books and Records, irrespective of the name in which legal title to such assets of the Company is held.

15.3   Remedies. Each Member and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

15.4   Successors and Assigns. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not; provided, however, that this Agreement shall inure to the benefit of successors and assigns only in the event of Transfers in compliance with Article VIII. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person not a party hereto, except for with respect to the matters contemplated by Section 5.9(a), Covered Persons, each of which is an express third party beneficiary entitled to enforce such provisions.

15.5   Severability. Unless otherwise specified herein, whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

15.6   Counterparts. This Agreement may be executed in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

15.7   Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

15.8   Applicable Law; Submission to Jurisdiction.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)   Each party hereto, including any Person who executes a Joinder Agreement, agrees that any legal action or other legal proceeding (whether in tort, contract or otherwise) relating to this Agreement or the enforcement of any provision of this Agreement or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith, shall be brought or otherwise commenced exclusively in any state or federal court located in the State of Connecticut (the "Chosen Courts"). Each party hereto:

(i)   expressly and irrevocably consents and submits to the exclusive jurisdiction of the Chosen Courts in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii)   consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 15.9 is reasonably calculated to give actual notice;

(iii)   agrees that each Chosen Court shall be deemed to be a convenient forum;

(iv)   waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in the Chosen Courts, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and

(v)   agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 15.8 by the Chosen Courts and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of Delaware or any other jurisdiction.

      15.9   **Addresses and Notices.** All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made (a) when delivered personally to the recipient, (b) when faxed to the recipient (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if faxed before 5:00 p.m. Eastern time on a Business Day, and otherwise on the next Business Day, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid) or (d) when emailed to the recipient if emailed before 5:00 p.m. Eastern time on a Business Day, and otherwise on the next Business Day. Such notices, demands and other communications shall be sent to the address for such recipient set forth in the Company's Books and Records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Any notice to the Company shall be deemed given if received by the Company at the principal office of the Company designated pursuant to Section 2.6.

      15.10   **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Profits, Losses, Distributions or the Company's capital or property other than as a secured creditor.

      15.11   **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

      15.12   **Further Action**. The parties agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

      15.13   **Entire Agreement**. This Agreement, those documents expressly referred to herein and other documents dated as of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way, including the Original Agreement.

      15.14   **Opt-in to Article 8 of the Uniform Commercial Code**. The Members hereby agree that the Units shall be securities governed by Article 8 of the Uniform Commercial Code of the State of Delaware (and the Uniform Commercial Code of any other applicable jurisdiction).

      15.15   **Delivery by Facsimile or Electronic PDF**. This Agreement, the agreements referred to herein and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic pdf, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or computer or similar machine with respect to an electronic pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of any such machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

15.16 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY (INCLUDING ANY PERSON WHO EXECUTES A JOINDER AGREEMENT) HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 15.16 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

15.17 Acknowledgements. Upon execution and delivery of a counterpart to this Agreement or a joinder to this Agreement, each party hereto, each Member and each Additional Member shall be deemed to acknowledge to the Board as follows: (a) the determination of such Member or Additional Member to purchase Units pursuant to this Agreement and any other agreement referenced herein has been made by such Member or Additional Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries which may have been made or given by any other Member or by any agent or employee of any other Member and (b) no other Member has acted as an agent of such Member or Additional Member in connection with making its investment hereunder and that no other Member shall be acting as an agent of such Member or Additional Member in connection with monitoring its investment hereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

THE COMPANY: **MEMBERS**:

LOAN AUTOMATIC, LLC   **ANCHORED FINANCIAL LLC**
 By: Anchored Financial, LLC
  A Member

By: _____   By: _____
Name: Eric Burney   Name: Eric Burney
Title: Member   Title: Member

                                               MAMMOTH ADVISORS LLC

                                               BY:_____
                                               Name: Max Kane
                                               Title: Member

                                               9TAIL FOX LLC

                                               By:_____
                                               Name: John Liu
                                               Title: Member

                                               GREEN LIGHT INVESTMENTS LLC

                                               By:_____
                                               Name: Alex Egan
                                               Title: Member

LIMITED LIABILITY COMPANY AGREEMENT JOINDER

By execution of this Joinder, the undersigned agrees to become a party to that certain Amended and Restated Limited Liability Company Agreement dated as of January 3, 2022, by and among Loan Automatic LLC and each of the Members which are parties thereto (as the same may be amended, restated or otherwise modified from time-to-time). The undersigned shall have all the rights, and shall observe all the obligations, applicable to a Class A Member thereunder.

Dated this 18th day of April, 2022.

10X LLC



By: _____

Hans Thomas, CEO
Duly Authorized

Address for
Notices: One World Trade Center, 85th Floor
               New York, NY 10007

LIMITED LIABILITY COMPANY AGREEMENT JOINDER

By execution of this Joinder, the undersigned agrees to become a party to that certain Amended and Restated Limited Liability Company Agreement dated as of January 3, 2022, by and among Loan Automatic LLC and each of the Members which are parties thereto (as the same may be amended, restated or otherwise modified from time-to-time). The undersigned shall have all the rights, and shall observe all the obligations, applicable to a Class A Member thereunder.

Dated this 4th day of January, 2022.

Name: _____

Address for Notices:	with copies to:
3 Chelsea Place	Robert Fiondella
Farmington, CT 06032	

EXHIBIT B

LIMITED LIABILITY COMPANY AGREEMENT JOINDER

By execution of this Joinder, the undersigned agrees to become a party to that certain Amended and Restated Limited Liability Company Agreement dated as of January 3, 2022, by and among Loan Automatic LLC and each of the Members which are parties thereto (as the same may be amended, restated or otherwise modified from time-to-time). The undersigned shall have all the rights, and shall observe all the obligations, applicable to a Class A Member thereunder.

Name: _____

Address for   with copies
Notices: to:

 23-07 207 ST Bayside NY11360   _____

_____   _____

_____   _____

_____   _____

EXHIBIT A

SCHEDULE OF MEMBERS
April 18, 2022

Name of Member	Number of Class A Units
Anchored Financial LLC	244,182
Green Light Investments LLC	130,329
9Tail Fox LLC	140,329
Mammoth Advisors LLC	237,497
10X LLC	200,000
Josh Castonguay	15,000
Robert Fiondella, Jr.	15,000
Thomas Ricardo	10,000
Bryan Reyhani	7,663
Total Class A Units:	**1,000,000**

EXHIBIT B

LIMITED LIABILITY COMPANY AGREEMENT JOINDER

By execution of this Joinder, the undersigned agrees to become a party to that certain Amended and Restated Limited Liability Company Agreement dated as of December ___, 2021, by and among Loan Automatic LLC and each of the Members which are parties thereto (as the same may be amended, restated or otherwise modified from time-to-time). The undersigned shall have all the rights, and shall observe all the obligations, applicable to a Class A Member thereunder.

Name: _____

Address for   with copies
Notices: to:

_____   _____

_____   _____

_____   _____

_____   _____

EXHIBIT C

Video Transcript

Video Transcript

Narrator

In 2022, Americans hold more than $1.4 trillion in auto loan debt.

And in 2021, $463 Billion dollars were spent on originating auto loans

Dealerships and other captive financing sources still account for over 60% of auto financing originations

Eric Burney

Hi, I'm Eric Burney, 20-year veteran in auto finance industry. Also the Co-Founder and CEO of Automatic, a state of the art used auto loan marketplace for dealerships across America, which has been incubated by 10x Capital, an amazing partner.

With my experience, having worked at both lenders and dealerships of all shapes and sizes, I knew innovation in the used auto space, was not only necessary, it was long overdue.

Softwares across America that dealerships currently use, is being run on old legacy technology, which hasn't been updated since 2001 - over 2 decades. I would know, I've used most of them and had to deal with the headaches myself until Automatic was invented.

Automatic is a first of its kind fintech marketplace operating as a one stop shop, where used auto dealerships can access the different finance and insurance products for their buyers, all at the point of sale.

Automatic and its technology brings dealerships like Eagleville Motors into the 21st century

Andy Ladyga

I'm Andrew Ladyga. I'm the owner of Eagleville Motors. I've been in business for 10 years in Storrs, Connecticut. Having one portal makes it a lot more cost efficient. It's easier for us to submit the application over and get the answers that you need right away. It's a lot simpler to get our loan approval decisions so we can get right back to the customer and we don't have to keep shopping around trying to find the best interest rate or the best term. It's getting contracts signed and if we know we're funded we can pay off our loan quicker and we can buy more inventory faster and replenish the stock that we have.

Narrator

Automatic, launched in 2020, and with CEO Eric Burney's industry network, Automatic was able to go live with 500 dealerships within the first year.

Today, Automatic has 1400 dealerships across the nation and growing.

Currently, seeing upwards of $30 million in deal flow a month.

That's growth at a **20%** rate YoY

<u>Eric Burney</u>

Automatic is connecting billions of dollars in liquidity to dealerships that are on our platform, through global, national and regional lenders including lenders that use artificial intelligence. They make instant decisions and offers for the dealerships. We're even working now with lenders that are going to do EV loans. As we continue to grow our network and the technology, we're excited to present the opportunity to invest through this crowdfunding round. Your capital will help us to stay ahead of the curve. Invest in a company that's already driving the technology of auto finance forward.